
15008350



IFC | International Finance Corporation
WORLD BANK GROUP


SEC MAIL
RECEIVED
NOV 12 2015
189

Management's Discussion and Analysis
and
Condensed Consolidated Financial Statements
September 30, 2015
(Unaudited)

September 30, 2015

Contents

LIST OF TABLES

Tables

I. INTRODUCTION

This document should be read in conjunction with the International Finance Corporation's (IFC) consolidated financial statements and management's discussion and analysis issued for the year ended June 30, 2015 (FY15). IFC undertakes no obligation to update any forward-looking statements.

BASIS OF PREPARATION OF IFC'S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC's accounting policies are discussed in more detail in Note A to IFC's Condensed Consolidated Financial Statements as of and for the three months ended September 30, 2015 (FY16 Q1 Financial Statements).

Management uses Income available for designations (Allocable Income) (a non-GAAP measure) as a basis for designations of retained earnings. Allocable Income generally comprises net income excluding net unrealized gains and losses on equity investments and net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC, and expenses reported in net income related to prior year designations.

II. SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the three months ended		As of and for the year ended
Investment Program (US$ millions)	September 30, 2015	September 30, 2014	June 30, 2015
Long-Term Finance	$ 1,603	$ 2,237	$ 10,539
Core Mobilization	658	1,402	7,133
Total commitments (Long-Term Finance and Core Mobilization)	**$ 2,261**	**$ 3,639**	**$ 17,672**
Income Statement (US$ millions)			
Income before grants to IDA	$ 147	$ 427	$ 749
Grants to IDA	-	-	(340)
Net income	**$ 147**	**$ 427**	**$ 409**
Less: Net losses attributable to non-controlling interests	2	10	36
Net income attributable to IFC	**$ 149**	**$ 437**	**$ 445**
Income available for designation[1]	**$ 258**	**$ 648**	
Financial Ratios[2]			
Deployable strategic capital (DSC) as a percentage of Total Resources Available (TRA)	8.7%	8.8%	5.4%
External funding liquidity level	562%	476%	494%
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	79%	83%	81%
Debt to equity ratio	2.6:1	2.9:1	2.6:1
Return on average assets (GAAP-basis)	0.7%	2.0%	0.5%
Return on average capital (GAAP-basis)	2.5%	7.3%	1.8%

IFC's DSC as a percentage of TRA was 8.7% at September 30, 2015, as compared with 5.0% at June 30, 2015. The increase in the DSC in FY16 Q1 is due to lower Total Resources Required and higher Total Resources Available. Total Resources Required decreased due to a decline in commitment volumes as well as lower Treasury economic capital usage. The Increase in Total Resources Available was mainly due to realized capital gains on the equity portfolio.

IFC's debt-to-equity ratio was 2.6:1, well within the maximum of 4:1 required by policy approved by IFC's Board of Directors. The externally funded liquidity ratio was 562%, above the Board required minimum of 65% and IFC's overall liquidity as a percentage of the next three years' estimated net cash needs stood at 79%, above the minimum requirement of the Board of 45%.

[1] Income available for designations in the three months ended September 30, 2015 totaled $258 million ($648 million – three months ended September 30, 2014). Based on the Board-approved distribution policy the maximum amount available for designation would be $22 million in respect of the three months ended September 30, 2015 ($124 million – three months ended September 30, 2014). Actual designations in respect of the year ending June 30, 2016 will ultimately be dependent on full year financial results.

[2] Returns on average assets are annualized.

III. OVERVIEW OF FINANCIAL RESULTS

International Finance Corporation (IFC or the Corporation) is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 184 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)[3] but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management and staff. Membership in IFC is open only to member countries of IBRD.

The WBG's two goals, to be achieved by 2030, are to end extreme poverty by reducing the percentage of people living with less than $1.90 per day to no more than 3% globally and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population in every developing country. In October 2015, the WBG raised its poverty line figure upwards, from $1.25 a day to $1.90, to reflect the increase in prices worldwide based on updated purchasing-power-parity data.

IFC's overall strategy remains focused on contributing to the WBG strategy and goals.

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC's initiatives, and the non-IFC investment portion of commitments in funds managed by IFC's wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (net worth).

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars ($ or US$) or swapped into US Dollars but it has a growing portion of debt issuances denominated in currencies other than USD and which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management's Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

FINANCIAL PERFORMANCE SUMMARY

IFC's net income is affected by a number of factors that can result in volatile financial performance. Global equity markets in emerging economies have been volatile in recent years and in FY16 Q1 experienced significant deterioration with many emerging markets moving significantly lower during FY16 Q1. In addition, FY16 Q1 saw further depreciation of certain of IFC's major investment currencies against IFC's reporting currency, the US$, particularly in the Latin America and Caribbean region, continuing the trend experienced throughout much of FY15. FY16 Q1 also saw a continuation of generally lower commodities prices. Collectively, these factors negatively impacted the valuation of many of IFC's investees.

These factors, together with some adverse project-specific developments in a small number of IFC's loans, particularly in the Middle East and North Africa region, have combined to put downward pressure on IFC's investment portfolio returns which has resulted in higher other-than-temporary impairments on equity investments and debt securities and higher provisions for losses on loans. Partially offsetting these impacts on the investment portfolio, IFC was able to realize robust capital gains on a small numbers of equity investments sales, largely in the East Asia and the Pacific region. IFC also recorded significantly lower income from its liquid assets portfolio due in large part to credit spread widening and credit downgrades.

[3] The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $149 million in the three months ended September 30, 2015 (FY16 Q1), as compared to $512 million in the three months ended September 30, 2014 (FY15 Q1). The $363 million decrease in income before net unrealized gains and losses on non-trading financial instruments and grants to IDA in FY16 Q1 when compared to FY15 Q1 was principally as a result of the following:

Table 1: Change in Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests FY16 Q1 vs FY15 Q1 (US$ millions)

	Increase (decrease) FY16Q1 vs FY15Q1	
Lower income from liquid asset trading activities	$	(89)
Higher other-than-temporary impairments on equity investments and debt securities		(84)
Higher provisions for losses on loans, guarantees and other receivables		(69)
Lower Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives		(56)
Lower gains on equity investments and associated derivatives, net		(7)
Higher foreign currency transaction gains on non-trading activities		14
Other, net		(72)
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	**$**	**(363)**

Net unrealized losses on non-trading financial instruments accounted for at fair value totaled $2 million in FY16 Q1 (net unrealized losses of $85 million in FY15 Q1) resulting in income before grants to IDA of $147 million in FY16 Q1, as compared to $427 million in FY15 Q1. There were no grants to IDA in FY16 Q1 and FY15 Q1. Net losses attributable to non-controlling interests totaled $2 million in FY16 Q1 ($10 million in FY15 Q1).

Accordingly, net income attributable to IFC totaled $149 million in FY16 Q1, as compared with $437 million in FY15 Q1.

IFC's financial performance is detailed more fully in Section VII, Results of Operations.

IV. CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC's strategic focus areas are aligned to advance the World Bank Group's global priorities.

IFC provides investment, advisory and asset management services to clients in developing countries.

INVESTMENT SERVICES

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn't otherwise be available. IFC's financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures.

ADVISORY SERVICES

IFC's Advisory Services (AS) strengthens the capacity and development impact of firms, helps governments design and implement public-private partnership transactions (PPP), and helps governments and non-government institutions improve the enabling environment for private investment. AS extends IFC's footprint, especially in challenging markets. In these areas AS often leads the way for IFC, and is a crucial part of its growth strategy.

ASSET MANAGEMENT COMPANY

AMC, a wholly-owned subsidiary of IFC, invests third-party capital and IFC capital, enabling outside investors to benefit from IFC's expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At September 30, 2015, AMC managed eleven funds, with $8.7 billion total assets under management (ten funds; $8.5 billion at June 30, 2015):

- IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund);
- IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund);
- IFC African, Latin American and Caribbean Fund, LP (ALAC Fund);
- Africa Capitalization Fund, Ltd. (Africa Capitalization Fund);
- IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund);
- IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds);
- IFC Global Infrastructure Fund, LP (Global Infrastructure Fund);
- China-Mexico Fund, LP (China-Mexico Fund);
- IFC Financial Institutions Growth Fund, LP (FIG Fund);
- IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds); and
- IFC Middle East and North Africa Fund, LP (MENA Fund).

The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are collectively referred to as Global Capitalization Fund.

The Global Capitalization Fund, established in the year ended June 30, 2009, helps strengthen systemically important banks in emerging markets.

The ALAC Fund was established in FY10. The ALAC Fund invests in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean.

The Africa Capitalization Fund was established in FY10 to capitalize systemically important commercial banking institutions in northern and Sub-Saharan Africa.

The Russian Bank Cap Fund was established in FY12 to invest in mid-sized, commercial banks in Russia that are either: (i) privately owned and controlled; or (ii) state-owned; or (iii) controlled and on a clear path to privatization.

The Catalyst Funds were established in FY13 to make investments in selected climate- and resource efficiency-focused private equity funds in emerging markets.

The Global Infrastructure Fund was established in FY13 to focus on making equity and equity-related investments in the infrastructure sector in global emerging markets.

The China-Mexico Fund was established in FY15 to focus on making equity and equity-related investments across all sectors in Mexico.

The FIG Fund was established in FY15 to invest in equity and equity-related investments in financial institutions in global emerging markets.

The GEM Funds were established in FY15 to primarily invest in a portfolio of investment funds in global emerging markets.

The MENA Fund was established in July 2015 to make equity and equity related investments in the Middle East and North Africa region.

The activities of the funds managed by AMC as of and for the three months ended September 30, 2015 and 2014 can be summarized as follows:

Table 2: Activities of the Funds Managed by AMC FY16 Q1 vs FY15 Q1 (US$ millions unless otherwise indicated)

	As of September 30, 2015			For the three months ended September 30, 2015			
	Total assets under management			Disbursements to Fund		Disbursements made by Fund	Disbursements made by Fund (number)*
	Total	From IFC	From other investors	From IFC	From other investors		
Equity Capitalization Fund	$ 1,275	$ 775	$ 500	$ -	$ -	$ -	-
Sub-Debt Capitalization Fund	1,725	225	1,500	-	1	-	-
ALAC Fund	1,000	200	800	2	11	7	2
Africa Capitalization Fund	182	-	182	-	23	6	1
Russian Bank Cap Fund	550	250	300	1	1	-	-
Catalyst Funds	418	75	343	3	9	9	19
Global Infrastructure Fund**	1,430	200	1,230	17	67	96	2
China-Mexico Funds	1,200	-	1,200	-	2	-	-
FIG Fund	344	150	194	2	2	-	-
GEM Funds	406	81	325	1	2	1	2
MENA Fund	125	60	65	1	1	-	-
Total	**$ 8,655**	**$ 2,016**	**$ 6,639**	**$ 27**	**$ 119**	**$ 119**	**26**

* Number of disbursements may include multiple disbursements to a single investee company or fund.
** Includes co-investment fund managed by AMC on behalf of Fund LPs.

	As of September 30, 2014			For the three months ended September 30, 2014			
	Total assets under management			Disbursements to Fund		Disbursements made by Fund	Disbursements made by Fund (number)*
	Total	From IFC	From other investors	From IFC	From other investors		
Equity Capitalization Fund	$ 1,275	$ 775	$ 500	$ 3	$ 2	$ 4	1
Sub-Debt Capitalization Fund	1,725	225	1,500	28	187	214	3
ALAC Fund	1,000	200	800	1	3	-	-
Africa Capitalization Fund	182	-	182	-	1	-	-
Russian Bank Cap Fund	550	250	300	1	1	-	-
Catalyst Funds	418	75	343	3	13	14	12
Global Infrastructure Fund	1,200	200	1,000	1	4	-	-
China-Mexico Funds	-	-	-	-	-	-	-
FIG Fund	-	-	-	-	-	-	-
GEM Funds	-	-	-	-	-	-	-
MENA Fund	-	-	-	-	-	-	-
Total	**$ 6,350**	**$ 1,725**	**$ 4,625**	**$ 37**	**$ 211**	**$ 232**	**16**

* Number of disbursements may include multiple disbursements to a single investee company or fund.

INVESTMENT PROGRAM

COMMITMENTS

In FY16 Q1, Long-Term Finance was $1,603 million, as compared to $2,237 million in FY15 Q1 and Core Mobilization was $658 million, as compared to $1,402 million for FY15 Q1, a total decrease of 38% reflecting the less favorable investing climate in FY16 Q1. In addition, the average outstanding balance for Short-Term Finance was $2,729 million at September 30, 2015, as compared to $2,837 million at June 30, 2015.

CORE MOBILIZATION

Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table below.

Table 3: FY16 Q1 and FY15 Q1 Long-Term Finance and Core Mobilization (US$ millions)

		FY16 Q1		FY15 Q1
Total Long-Term Finance and Core Mobilization[4]	**$**	**2,261**	**$**	**3,639**
Long-Term Finance				
Loans	$	1,182	$	1,659
Equity investments		397		499
Guarantees		17		71
Client risk management		7		8
Total Long-Term Finance	**$**	**1,603**	**$**	**2,237**
Core Mobilization				
Loan participations, parallel loans, and other mobilization				
Loan participations	$	447	$	644
Parallel loans		19		247
Managed Co-lending Portfolio Program		145		118
Total loan participations, parallel loans and other mobilization	**$**	**611**	**$**	**1,009**
AMC				
Africa Capitalization Fund	$	23	$	-
Sub-debt Capitalization Fund		-		150
ALAC Fund		4		60
Catalyst Funds		-		30
Equity Capitalization Fund		-		3
GEM Funds		20		-
Total AMC	**$**	**47**	**$**	**243**
Other initiatives				
Global Trade Liquidity Program and Critical Commodities Finance Program	$	-	$	150
Total other initiatives	**$**	**-**	**$**	**150**
Total Core Mobilization	**$**	**658**	**$**	**1,402**

DISBURSEMENTS

IFC disbursed $2,047 million for its own account in FY16 Q1 ($2,224 million in FY15 Q1): $1,652 million of loans ($1,706 million in FY15 Q1), $192 million of equity investments ($408 million in FY15 Q1), and $203 million of debt securities ($110 million in FY15 Q1).

INVESTMENT PORTFOLIO

The carrying value of IFC's investment portfolio was $36,097 million at September 30, 2015 ($37,578 million at June 30, 2015), comprising the loan portfolio of $21,174 million ($21,336 million at June 30, 2015), the equity portfolio of $12,221 million ($13,503 million at June 30, 2015), and the debt security portfolio of $2,702 million ($2,739 million at June 30, 2015).

The carrying value of IFC's investment portfolio comprises: (i) the disbursed investment portfolio; (ii) reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; (vi) unrealized gains and losses on investments accounted for at fair value as available-for-sale; and (vii) unrealized gains and losses on investments.

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies.

Guarantees of $3,168 million were outstanding (i.e., not called) at September 30, 2015 ($3,168 million at June 30, 2015).

[4] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

V. LIQUID ASSETS

All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

IFC funds its liquid assets from two sources, borrowings from market (funded liquidity) and capital (net worth). Liquid assets are managed in a number of portfolios related to these sources.

IFC invests its liquid assets generally in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities and mortgage-backed securities, time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmarks within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps and futures and options, and takes positions in various industry sectors and countries.

IFC's liquid assets are accounted for as trading portfolios. The net asset value of the liquid assets portfolio was $41.0 billion at September 30, 2015 ($39.5 billion at June 30, 2015). The increase in FY16 Q1 was principally due to additions to the portfolio from the investment of the net proceeds of market borrowings, plus returns made on the investment portfolio partially offset by reductions due to investment disbursements.

FUNDED LIQUIDITY

The primary funding source for liquid assets for IFC is borrowings from market sources. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities (Funded Liquidity) are managed internally against money market benchmarks. A small portion of Funded Liquidity is managed by third parties with the same benchmark as that managed internally.

MANAGED NET WORTH

The second funding source of liquid assets is that portion of IFC's net worth not invested in equity and equity-like investments (Managed Net Worth) which is managed against a U.S. Treasury benchmark. A portion of these assets is managed by third parties with the same benchmark as that part managed internally.

For FY16 Q1, Income from liquid assets trading activities[5] from Managed Net Worth was $13 million while Funded Liquidity returned a loss of $5 million.

VI. FUNDING RESOURCES

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.

IFC's new medium and long-term borrowings (after the effect of borrowing-related derivatives) totaled $4.9 billion in FY16 Q1 ($7.8 billion, including $1.2 billion from IDA, in FY15 Q1).

IFC is increasingly using its borrowings issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. As a result, borrowings from market sources at September 30, 2015 that have not been swapped amounted to 6% of the total borrowings from market sources (6% at June 30, 2015 and 5% at June 30, 2014).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC's mandate to help develop domestic capital markets can result in raising local currency funds. As of September 30, 2015, $2.5 billion of such non-US$ denominated market borrowings were outstanding, denominated in Chinese renminbi, Dominican pesos, Indian rupees, Nigerian naira, Russian rubles, Rwandan francs and Zambian kwachas. Proceeds of such borrowings were invested in such local currencies, on lent to clients and/or partially swapped into US dollars.

[5] Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately from income from liquid assets trading activities in foreign currency gains and losses on non-trading activities and the effects of internal trades related to foregone swapping of market borrowings and Funded Liquidity in certain currencies.

CAPITAL AND RETAINED EARNINGS

As of September 30, 2015, IFC's authorized capital was $2.58 billion ($2.58 billion - June 30, 2015), of which $2.57 billion was subscribed and paid in at September 30, 2015 ($2.57 billion at June 30, 2015).

Table 4: IFC's Capital (US$ millions)

	September 30, 2015	June 30, 2015
Capital		
Capital stock, subscribed and paid-in	$ 2,566	$ 2,566
Accumulated other comprehensive income	230	1,197
Retained earnings	20,790	20,641
Total IFC capital	**$ 23,586**	**$ 24,404**
Non-controlling interests	21	22
Total capital	**$ 23,607**	**$ 24,426**

At September 30, 2015 and June 30, 2015, retained earnings comprised the following:

Table 5: IFC's Retained Earnings (US$ millions)

	September 30, 2015	June 30, 2015
Undesignated retained earnings	**$ 20,601**	**$ 20,457**
Designated retained earnings:		
Advisory services	144	137
Performance-based grants	15	16
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	30	31
Total designated retained earnings	**$ 189**	**$ 184**
Total retained earnings	**$ 20,790**	**$ 20,641**

SELECTIVE CAPITAL INCREASE (SCI)

On July 20, 2010, the IFC Board of Directors recommended that the IFC Board of Governors approve an increase of $130 million in the authorized share capital of IFC to $2,580 million, through the issuance of $200 million in shares (including $70 million in unallocated shares). The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries which required an amendment to IFC's Articles of Agreement.

The resolution recommended by the Board of Directors was adopted by the Board of Governors on March 9, 2012 (IFC Resolution no. 256 entitled "Amendment to the Articles of Agreement and 2010 Selective Capital Increase"). The amendment to the Articles of Agreement and the increase in the authorized share capital became effective on June 27, 2012. As of the same date, eligible members were authorized to subscribe to their allocated IFC shares.

As of June 30, 2015, IFC had received payments with respect to the SCI totaling $194.303 million and the balance of $5.697 million has become part of IFC's authorized and unallocated capital stock.

DESIGNATIONS OF RETAINED EARNINGS

Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in the year ended June 30, 2008, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.

IFC recognizes designations of retained earnings for advisory services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 6, 2015, the Board of Directors approved a designation of $330 million of IFC's retained earnings for grants to IDA and a designation of $14 million of IFC's retained earnings for Advisory Services. These designations were noted with approval by the Board of Governors on October 9, 2015.

Income available for designations in FY16 Q1 (a non-GAAP measure)[6] totaled $258 million. Based on the Board-approved distribution policy, the maximum amount available for designation would be $22 million - actual designations in respect of the year-ending June 30, 2016 will ultimately be dependent on full year financial results.

[6] Income available for designations generally comprises net income excluding unrealized gains and losses on investments and unrealized gains and losses on other non-trading financial instruments, income from consolidated VIEs, and expenses reported in net income related to prior year designations.

VII. RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance. The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income from year to year are:

Table 6: Main Elements of Net Income and Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Performance of the equity portfolio (principally realized capital gains, dividends, equity impairments, gains on non-monetary exchanges and unrealized gains and losses on equity investments).
Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.
Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budgets.
Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management's best estimate of future benefit cost changes and economic conditions.

The following paragraphs detail significant variances between FY16 Q1 and FY15 Q1, covering the periods included in IFC's FY16 Q1 Condensed Consolidated Financial Statements. Certain amounts in FY15 Q1 have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on net income or total assets.

NET INCOME

IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interest of $149 million in FY16 Q1, as compared to $512 million in FY15 Q1.

Table 7: Change in Net Income FY16 Q1 vs FY15 Q1 (US$ millions)

		Increase (decrease) FY16 Q1 vs FY15 Q1
Lower income from liquid asset trading activities	$	(89)
Higher other-than-temporary impairments on equity investments and debt securities		(84)
Higher provisions for losses on loans, guarantees and other receivables		(69)
Lower Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives		(56)
Lower gains on equity investments and associated derivatives, net		(7)
Higher foreign currency transaction gains on non-trading activities		14
Other, net		(72)
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	**$**	**(363)**

		FY16 Q1		FY15 Q1
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	**$**	**149**	**$**	**512**
Net unrealized losses on non-trading financial instruments accounted for at fair value		(2)		(85)
Net income		**147**		**427**
Net losses attributable to non-controlling interests		2		10
Net income attributable to IFC	**$**	**149**	**$**	**437**

A more detailed analysis of the components of IFC's net income follows.

INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES

IFC's primary interest earning asset is its loan portfolio. Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives for FY16 Q1 totaled $278 million, compared with $334 million in FY15 Q1, a decrease of $56 million.

The disbursed loan portfolio decreased $68 million from $23,252 at June 30, 2015 to $23,184 million at September 30, 2015.

The reduction in the loan portfolio was primarily due to currency exchange rate fluctuations as IFC's reporting currency, the US Dollar, appreciated in FY16 Q1 against most of IFC's lending currencies. Loans outstanding decreased by $275 million in FY16 Q1 due to currency exchange rate fluctuations, more than offsetting new disbursements, net of repayments.

The weighted average contractual interest rate on loans at September 30, 2015 was 4.9% (same as of June 30, 2015), up from 4.5% at September 30, 2014.

Table 8: FY16 Q1 Change in Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives (US$ millions)

Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives in FY15 Q1	**$**	**334**
Decrease due to lower recoveries of interest on non-accruing loans, net		(35)
Decrease due to lower income from participation notes and other income		(13)
Decrease due to lower commitment and financial fees		(12)
Decrease due to lower realized gains on loans, guarantees and associated derivatives		(11)
Increase due to change in loan portfolio and interest rate environment		15
Change in Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives	**$**	**(56)**
Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives in FY16 Q1	**$**	**278**

The decrease due to lower recoveries of interest on non-accruing loans is largely due to the full recovery, in FY15 Q1, of previously unpaid interest of $36 million related to one loan in the principal amount of $103 million that was in non-accruing status at June 30, 2014. No similar recoveries occurred in FY16 Q1.

INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from the equity investment portfolio, including associated derivatives decreased by $89 million from $328 million in FY15 Q1 to $239 million in FY16 Q1.

IFC sells equity investments where IFC's developmental role was complete, where pre-determined sales trigger levels had been met and, where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.

IFC recognized realized gains on equity investments and associated derivatives in the form of cash and non-monetary considerations for FY16 Q1 of $547 million, as compared with $577 million for FY15 Q1, a decrease of $30 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY16 Q1, there were three investments that generated individual capital gains in excess of $20 million for a total of $428 million, or 78%, of the FY16 Q1 realized gains, compared to four investments that generated individual capital gains in excess of $20 million for a total of $470 million, or 81%, of the FY15 Q1 realized gains.

Dividend income in FY16 Q1 totaled $43 million, as compared with $52 million in FY15 Q1. Dividend income in FY16 Q1 included returns from one unincorporated joint venture (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $3 million, as compared with $5 million from four such UJVs in FY15 Q1.

Other-than-temporary impairments on equity investments totaled $252 million in FY16 Q1, as compared with $180 million in FY15 Q1, an increase of $72 million. The largest amount of write-downs in FY16 Q1 were from the Latin America and the Caribbean region driven by foreign exchange rate changes and the overall economic downturn in that region. There were also five individual equity write-downs in FY16 Q1 greater than $10 million from the Europe and Central Asia, Sub-Saharan Africa, East Asia Pacific, and Middle East and North Africa regions.

Net unrealized losses on equity investments and associated derivatives totaled $100 million (Net unrealized losses of $123 million in FY15 Q1), reflecting the overall weak environment for emerging markets equities which has negatively impacted the value of many of IFC's equity investments accounted for at fair value in net income.

INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES

Income from debt securities and realized gains and losses on debt securities and associated derivatives decreased to $19 million in FY16 Q1 from $41 million in FY15 Q1, a decrease of $22 million. The largest components of the decrease were higher other-than-temporary impairments ($12 million) and lower realized gains on debt securities and associated derivatives ($13 million) in FY16 Q1 when compared with FY15 Q1.

PROVISION FOR LOSSES ON LOANS, GUARANTEES AND OTHER RECEIVABLES

The quality of the loan portfolio, as measured by average country risk ratings and average credit risk ratings, deteriorated in FY16 Q1. Non-performing loans* increased by $120 million, from $1,578 million of the disbursed loan portfolio at June 30, 2015 to $1,698 million at September 30, 2015. The increase of $120 million comprised $171 million of loans and loan-like debt securities being placed in NPL status, $14 million being removed from NPL status and a $37 million reduction due to repayments and currency translation adjustments.

IFC recorded a provision for losses on loans, guarantees and other receivables of $88 million in FY16 Q1 ($83 million of specific provisions on loans; $4 million of portfolio provisions on loans; $2 million release of provision on guarantees; and $3 million provision on other receivables) as compared to a provision of $19 million in FY15 Q1 ($57 million of specific provisions for losses on loans; $42 million release of portfolio provisions for losses on loans; and net $4 million of provision for losses on guarantees and other receivables). Project-specific developments on three loans resulted in $54 million of the specific provision for losses on loans in FY16 Q1.

At September 30, 2015, IFC's total reserves against losses on loans were 7.8% of the disbursed loan portfolio (7.5% at June 30, 2015), an increase of $54 million. The increase in reserves against losses on loans due to provisions of $87 million has been partially offset by foreign exchange gains related to reserves held against non-U.S. Dollar-denominated loans and the strengthening of the U.S. Dollar against many of IFC's lending currencies of $18 million and write-offs, net of recoveries, and other adjustments of $15 million.

Specific reserves against losses on loans at September 30, 2015 of $1,019 million ($962 million at June 30, 2015) are held against impaired loans of $1,779 million ($1,722 million at June 30, 2015), a coverage ratio of 57% (56% at June 30, 2015).

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

The liquid assets portfolio, net of derivatives and securities lending activities, increased from $39.5 billion at June 30, 2015, to $41.0 billion at September 30, 2015. Gross income from liquid asset trading activities totaled $8 million in FY16 Q1 compared to $97 million in FY15 Q1, a decrease of $89 million.

Interest income in FY16 Q1 totaled $140 million, compared to $151 million in FY15 Q1. In addition, the portfolio of ABS and MBS experienced fair value losses totaling $60 million in FY16 Q1. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $72 million of losses in FY16 Q1, a total loss of $132 million (realized and unrealized). This compares to a total loss of $54 million in FY15 Q1.

At September 30, 2015, trading securities with a fair value of $61 million are classified as Level 3 securities ($86 million on June 30, 2015).

* Includes $50 million reported as debt securities on the Balance Sheet as of September 30, 2015 ($44 million - June 30, 2015).

CHARGES ON BORROWINGS

IFC's charges on borrowings increased by $21 million, from $55 million in FY15 Q1 (net of $0 gain on extinguishment of borrowings) to $76 million in FY16 Q1 (net of $2 million gain on extinguishment of borrowings), largely reflecting (i) an increase in interest charges as pricing in the sovereigns, supranationals, and agencies (SSA) market became more expensive due to widening spreads and (ii) an increase in interest charges relating to local currency bonds raised from capital market development activities (which in the aggregate have been invested in higher rate local currency assets).

OTHER INCOME

Other income of $78 million for FY16 Q1 was $20 million lower than in FY15 Q1 ($98 million). This was principally due to a reduction in the return on the Post Employment Benefit Plan (PEBP) assets, which are partly invested in global equities, reflecting the challenging market for equity investments compared to the same period in FY15. Other income also includes management and other fees from IFC's consolidated subsidiary, AMC of $17 million ($14 million in FY15 Q1) and income from Advisory Services of $45 million ($50 million in FY15 Q1).

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $23 million from $222 million in FY15 Q1 to $245 million in FY16 Q1. Administrative expenses includes the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and expenses incurred in relation to workout situations ($6 million in FY16 Q1; $5 million in FY15 Q1).

IFC recorded expenses from the Staff Retirement Plan (SRP), the Retired Staff Benefits Plan (RSPB), and the PEBP in FY16 Q1 of $46 million, a decrease of $3 million from $49 million in FY15 Q1 generally reflecting lower service cost and lower amortization of unrecognized net loss, net of higher interest cost.

Advisory services expenses totaled $54 million in FY16 Q1 ($62 million in FY15 Q1).

FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES

Foreign currency transaction gains reported in net income in FY16 Q1 totaled $43 million ($29 million gains - FY15 Q1). Foreign currency transaction losses on debt securities accounted for as available-for-sale in the amount of $53 million in FY16 Q1 (losses of $49 million – FY15 Q1) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in net income.

Largely due to IFC having a small population of unhedged non-U.S. Dollar-denominated loans and debt securities and the U.S. Dollar strengthening against such currencies, IFC has recorded overall foreign exchange related losses in a combination of Net Income and Other Comprehensive Income of $10 million in FY16 Q1 (losses of $20 million – FY15 Q1).

NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS

IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.

Table 9: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY16 Q1 vs FY15 Q1 (US$ millions)

	FY16 Q1	FY15 Q1
Unrealized gains and losses on loans, debt securities and associated derivatives	$ **(117)**	$ (14)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	**115**	(71)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	**$ (2)**	**$** (85)

Changes in the fair value of IFC's borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY16 Q1, unrealized gains were incurred on market borrowings after swaps, on balance, across funding currency portfolios. The cost of economically hedging borrowings in US, Australian and New Zealand dollars after swaps was more expensive across all maturities with respect to benchmarks at FY16 Q1-end as compared to FY15 -end. Higher after swap borrowing cost also produced after swap valuation gains as bond liabilities were discounted relatively more than swap receivables. IFC reported net $115 million of unrealized gains on borrowings and associated derivatives in FY16 Q1 (net $71 million of unrealized losses in FY15 Q1).

IFC reported net unrealized losses on loans, debt securities and associated derivatives (principally conversion features, warrants and interest rate and currency swaps economically hedging the fixed rate and/or non-US$ loan portfolio), principally due to credit spread widening, of $117 million in FY16 Q1 (net unrealized losses of $14 million in FY15 Q1).

OTHER COMPREHENSIVE INCOME

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

Table 10: Change in Other Comprehensive Income - Unrealized Gains and Losses on Equity Investments and Debt Securities FY16 Q1 vs FY15 Q1 (US$ millions)

	FY16 Q1	FY15 Q1
Net unrealized gains and losses on equity investments arising during the period:		
Unrealized gains	$ 41	$ 495
Unrealized losses	(637)	(357)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	(311)	(254)
Net unrealized gains and losses on equity investments	**$ (907)**	**$ (116)**
Net unrealized gains and losses on debt securities arising during the period:		
Unrealized gains	$ 30	$ 47
Unrealized losses	(106)	(68)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	7	(18)
Net unrealized gains and losses on debt securities	**$ (69)**	**$ (39)**
Total unrealized gains and losses on equity investments and debt securities	**$ (976)**	**$ (155)**

Net unrealized losses on equity investments arising in FY16 Q1 totaled $596 million, mainly due to decreases in equity fair values reflecting the significantly negative market conditions (equity and FX) in FY16 YTD.

VIII. SENIOR MANAGEMENT CHANGES SINCE JULY 1, 2015

The following changes became effective July 1, 2015:

Nena Stoiljkovic assumed the role of Vice President, Global Client Services. Jean Philippe Prosper left the position of Vice President, Global Client Services and became an Adviser to IFC's Executive Vice President and CEO. Karin Finkelston left the position of Vice President, Global Partnerships to become Vice President and Chief Operating Officer of MIGA. Saran Kebet-Koulibaly assumed the role of Vice President, Corporate Risk and Sustainability. The units that previously reported to the Co-Vice Presidents, Global Partnerships, were realigned with synergistic functional areas in IFC.

The following is a list of the principal officers of IFC as of September 30, 2015.

President .... Dr. Jim Yong Kim
Executive Vice President and CEO .... Jin-Yong Cai*
Vice President, Global Client Services .... Dimitris Tsitsiragos
Vice President, Global Client Services .... Nena Stoiljkovic
Vice President, Corporate Risk & Sustainability and General Counsel .... Ethiopis Tafara
Vice President, Corporate Risk & Sustainability .... Saran Kebet-Koulibaly
Vice President, Corporate Risk & Sustainability .... James Scriven **
Vice President, Treasury and Syndications .... Jindong Hua
CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC) .... Gavin E.R. Wilson

* Jin-Yong Cai has announced his intention to leave IFC, effective December 31, 2015. IFC has announced that Philippe Le Houérou has been appointed Executive Vice President and CEO with an effective date to be determined.

** James Scriven left IFC effective October 31, 2015.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2015

Contents

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

as of September 30, 2015 (unaudited) and June 30, 2015 (unaudited)
(US$ millions)

	September 30	June 30
Assets		
Cash and due from banks	$ 1,722	$ 1,509
Time deposits	7,924	7,509
Trading securities - Note K	34,241	34,731
Securities purchased under resale agreements and receivable for cash collateral pledged - Note P	607	68
Investments - Notes B, D, E, F, K and M		
Loans ($795 at September 30, 2015 and $784 - June 30, 2015 at fair value; net of reserve against losses of $1,797 – September 30, 2015 and $1,743 - June 30, 2015) - Notes D, E and K	21,174	21,336
Equity investments ($9,177 - September 30, 2015 and $10,253 - June 30, 2015 at fair value) - Notes B, D, G and K	12,221	13,503
Debt securities - Notes D, F and K	2,702	2,739
Total investments	36,097	37,578
Derivative assets - Notes J, K and P	3,872	3,255
Receivables and other assets	3,410	2,898
Total assets	**$ 87,873**	**$ 87,548**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received - Note P	$ 3,357	$ 4,695
Borrowings outstanding - Note K		
From market and other sources at amortized cost	1,825	1,587
From market sources at fair value	49,132	48,329
From International Development Association at fair value	1,127	1,136
From International Bank for Reconstruction and Development at amortized cost	213	213
Total borrowings	52,297	51,265
Derivative liabilities - Notes J, K and P	5,139	4,225
Payables and other liabilities	3,473	2,937
Total liabilities	**64,266**	**63,122**
Capital		
Capital stock, authorized (2,580,000 – September 30, 2015 and June 30, 2015) shares of $1,000 par value each		
Subscribed and paid-in	2,566	2,566
Accumulated other comprehensive income - Note H	230	1,197
Retained earnings - Note H	20,790	20,641
Total IFC capital	23,586	24,404
Non-controlling interests	21	22
Total capital	23,607	24,426
Total liabilities and capital	**$ 87,873**	**$ 87,548**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for the three months ended September 30, 2015 (unaudited) and September 30, 2014 (unaudited)
(US$ millions)

	2015	2014
Income from investments		
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives - Note E	$ 278	$ 334
Provision for losses on loans, guarantees and other receivables - Note E	(88)	(19)
Income from equity investments and associated derivatives - Note G	239	328
Income from debt securities and realized gains and losses on debt securities and associated derivatives - Note F	19	41
Total income from investments	**448**	**684**
Income from liquid asset trading activities - Note C	8	97
Charges on borrowings	(76)	(55)
Income from investments and liquid asset trading activities, after charges on borrowings	**380**	**726**
Other income		
Advisory services income	45	50
Service fees	21	27
Other - Note B	12	21
Total other income	**78**	**98**
Other expenses		
Administrative expenses	(245)	(222)
Advisory services expenses	(54)	(62)
Expense from pension and other postretirement benefit plans - Note O	(46)	(49)
Other - Note B	(7)	(8)
Total other expenses	**(352)**	**(341)**
Foreign currency transaction gains and losses on non-trading activities	43	29
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net losses attributable to non-controlling interests	**149**	**512**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value - Note I	(2)	(85)
Net income	**147**	**427**
Less: Net losses attributable to non-controlling interests	2	10
Net income attributable to IFC	**$ 149**	**$ 437**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three months ended September 30, 2015 (unaudited) and September 30, 2014 (unaudited)
(US$ millions)

	2015	2014
Net income attributable to IFC	$ 149	$ 437
Other comprehensive (loss) income		
Unrealized gains and losses on debt securities		
Net unrealized gains and losses on available-for-sale debt securities arising during the period	(76)	(21)
Reclassification adjustment for realized gains included in net income (Income from debt securities and realized gains and losses on debt securities and associated derivatives)	(10)	(23)
Reclassification adjustment for other-than-temporary impairments included in net income (Income from debt securities and realized gains and losses on debt securities and associated derivatives)	17	5
Net unrealized losses on debt securities	(69)	(39)
Unrealized gains and losses on equity investments		
Net unrealized gains and losses on equity investments arising during the period	(596)	138
Reclassification adjustment for realized gains included in net income (Income from equity investments and associated derivatives)	(451)	(363)
Reclassification adjustment for other-than-temporary impairments included in net income (Income from equity investments and associated derivatives)	140	109
Net unrealized losses on equity investments	(907)	(116)
Net unrecognized net actuarial losses and unrecognized prior service credits (costs) on benefit plans - Note O	9	12
Total other comprehensive loss	(967)	(143)
Total comprehensive (loss) income attributable to IFC	$ (818)	$ 294

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for the three months ended September 30, 2015 (unaudited) and September 30, 2014 (unaudited)
(US$ millions)

	Attributable to IFC							
	Undesignated retained earnings	Designated retained earnings	**Total retained earnings**	Accumulated other comprehensive income - Note H	Capital stock	**Total IFC capital**	Non-controlling interests	**Total capital**
At June 30, 2014	**$ 20,002**	**$ 194**	**$ 20,196**	**$ 1,239**	**$ 2,502**	**$ 23,937**	**$ 53**	**$ 23,990**
Three months ended September 30, 2014								
Net income attributable to IFC	437		437			437		437
Other comprehensive loss			-	(143)		(143)		(143)
Payments received for IFC capital stock subscribed					1	1		1
Designations of retained earnings - Note H	(58)	58	-			-		-
Expenditures against designated retained earnings - Note H	13	(13)	-			-		-
Non-controlling interests issued			-			-	1	1
Net losses attributable to non-controlling interests			-			-	(10)	(10)
At September 30, 2014	**$ 20,394**	**$ 239**	**$ 20,633**	**$ 1,096**	**$ 2,503**	**$ 24,232**	**$ 44**	**$ 24,276**
At June 30, 2015	**$ 20,457**	**$ 184**	**$ 20,641**	**$ 1,197**	**$ 2,566**	**$ 24,404**	**$ 22**	**$ 24,426**
Three months ended September 30, 2015								
Net income attributable to IFC	149		149			149		149
Other comprehensive loss			-	(967)		(967)		(967)
Payments received for IFC capital stock subscribed					-	-		-
Designations of retained earnings - Note H	(14)	14	-			-		-
Expenditures against designated retained earnings - Note H	9	(9)	-			-		-
Non-controlling interests issued			-			-	1	1
Net losses attributable to non-controlling interests			-			-	(2)	(2)
At September 30, 2015	**$ 20,601**	**$ 189**	**$ 20,790**	**$ 230**	**$ 2,566**	**$ 23,586**	**$ 21**	**$ 23,607**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2015 (unaudited) and September 30, 2014 (unaudited)
(US$ millions)

	2015	2014
Cash flows from investing activities		
Loan disbursements	$ (1,652)	$ (1,706)
Investments in equity securities	(192)	(408)
Investments in debt securities	(203)	(110)
Loan repayments	1,316	1,299
Debt securities repayments	73	65
Proceeds from sales of equity investments	836	1,100
Proceeds from sales of debt securities	49	40
Net cash provided by investing activities	**227**	**280**
Cash flows from financing activities		
Medium and long-term borrowings		
Issuance	5,341	7,860
Retirement	(3,466)	(1,124)
Medium and long-term borrowings related derivatives, net	(398)	(24)
Short-term borrowings, net	661	339
Capital subscriptions	-	1
Non-controlling interests issued	1	1
Net cash provided by financing activities	**2,139**	**7,053**
Cash flows from operating activities		
Net income attributable to IFC	149	437
Add: Net losses attributable to non-controlling interests	(2)	(10)
Net income	147	427
Adjustments to reconcile net income to net cash used in operating activities:		
Realized gains on loans and associated derivatives, net	-	(11)
Realized gains on debt securities and associated derivatives, net	(10)	(23)
Gains on equity investments and related derivatives, net	(447)	(454)
Provision for losses on loans, guarantees and other receivables	88	19
Other-than-temporary impairments on debt securities	17	5
Other-than-temporary impairments on equity investments	252	180
Net premiums received at issuance of borrowings	1	-
Net discounts paid on retirement of borrowings	(48)	(2)
Net realized gains on extinguishment of borrowings	(2)	-
Foreign currency transaction gains on non-trading activities	(43)	(29)
Net unrealized losses on non-trading financial instruments accounted for at fair value	2	85
Change in accrued income on loans, time deposits and securities	(78)	(147)
Change in payables and other liabilities	609	710
Change in receivables and other assets	(394)	(217)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(1,774)	(6,013)
Net cash used in operating activities	**(1,680)**	**(5,470)**
Change in cash and cash equivalents	686	1,863
Effect of exchange rate changes on cash and cash equivalents	(58)	(146)
Net change in cash and cash equivalents	628	1,717
Beginning cash and cash equivalents	9,018	6,735
Ending cash and cash equivalents	**$ 9,646**	**$ 8,452**
Composition of cash and cash equivalents		
Cash and due from banks	$ 1,722	$ 1,249
Time deposits	7,924	7,203
Total cash and cash equivalents	**$ 9,646**	**$ 8,452**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2015 (unaudited) and September 30, 2014 (unaudited)
(US$ millions)

Supplemental disclosure		2015		2014
Change in ending balances resulting from currency exchange rate fluctuations:				
Loans outstanding	$	(275)	$	(406)
Debt securities		(53)		(49)
Loan and debt security-related currency swaps		383		427
Borrowings		1,464		1,539
Borrowing-related currency swaps		(1,339)		(1,457)
Charges on borrowings paid, net	$	42	$	33
Non-cash items:				
Loan and debt security conversion to equity, net	$	6	$	17

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition, to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Condensed Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the Condensed Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC's financial position and results of operation.

Condensed Consolidated Financial Statements presentation – Certain amounts in prior years have been changed to conform to the current year's presentation.

Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes L and N.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Consolidation, non-controlling interests and variable interest entities – IFC consolidates:

i) all majority-owned subsidiaries;
ii) limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and
iii) variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).

Significant intercompany accounts and transactions are eliminated in consolidation.

Equity interests in consolidated subsidiaries held by third parties are referred to as non-controlling interests. Such interests and the amount of consolidated net income/loss attributable to those interests are identified within IFC's condensed consolidated balance sheet and condensed consolidated income statement as "non-controlling interests" and "net gains/losses attributable to non-controlling interests", respectively.

An entity is a VIE if:

i) its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii) its equity investors do not have decision-making rights about the entity's operations; or
iii) its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.

IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Prior to the adoption, effective July 1, 2015, of the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2015-02, *Amendments to the Consolidation Analysis*, IFC was considered to be the primary beneficiary of a VIE if it had the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially have been significant to the VIE unless:

i) the entity had the attributes of an investment company or for which it is industry practice to account for their assets at fair value through earnings;
ii) IFC had an explicit or implicit obligation to fund losses of the entity that could potentially have been significant to that entity; and
iii) the entity was a securitization vehicle, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that were required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

In those cases, IFC was considered to be the primary beneficiary if it would absorb the majority of the VIE's expected losses or expected residual returns. See "Recently adopted accounting standards" in this Note A and Note M for more information regarding the adoption of ASU 2015-02. IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities:

i) investees in which IFC has significant influence:
   a) direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans);
   b) investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;
ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;
iii) all equity interests in private equity funds;
iv) certain hybrid instruments in the investment portfolio;
v) all market borrowings, that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in earnings; and
vi) borrowings from IDA.

All borrowings for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments that are accounted for at fair value with changes in fair value reported in earnings as such changes occur. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and related economic hedges differently, without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

The FVO has been elected for certain hybrid instruments in the investment portfolio that would otherwise require bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminates the bifurcation requirement.

Equity securities held by consolidated subsidiaries that are investment companies

Pursuant to ASC Topic 946, *Financial Services - Investment Companies* (ASC 946) and ASC Topic 810, *Consolidation*, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Notwithstanding the following paragraph, pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. It includes IFC's debt securities and equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity and debt securities in the investment portfolios that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds' net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC 946. If the NAV is not as of IFC's measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at September 30, 2015 and June 30, 2015. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative, and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower's financial

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC's entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments and investments in LLPs and LLCs that maintain separate ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment. Notwithstanding the foregoing, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

IFC's investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments and associated derivatives on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income from equity investments and associated derivatives when received. Capital losses are recognized when incurred.

Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the income statement.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other-than-temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other-than-temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income, while subsequent decreases in fair value, if not other-than-temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities and realized gains and losses on debt securities and associated derivatives on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Impairment of debt securities – In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the consolidated balance sheet.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for any of its lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Recently adopted accounting standards – In June 2013, the FASB issued ASU 2013-08, *Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements* (ASU 2013-08). Among other things, ASU 2013-08 amends the criteria for an entity to qualify as an investment company under ASC Topic 946, introduces new disclosure requirements applicable to investment companies, and amends the measurement criteria for certain investments by an investment company in another investment company. ASU 2013-08 is applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2013 (which is the year ended June 30, 2015 for IFC). IFC adopted ASU 2013-08 on July 1, 2014 with no material impact on IFC's financial position, results of operations or cash flows.

In June 2014, the FASB issued ASU 2014-11, *Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures (ASU 2014-11)*. ASU 2014-11 requires secured borrowing accounting for repurchase-to-maturity transactions, eliminates current accounting guidance on linking repurchase financing transactions and expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and repurchase agreements, securities lending transactions and repurchase to maturity transactions accounted for as secured borrowings. The accounting changes and expanded disclosure requirements for certain transfers accounted as sales are applicable for the first interim or annual reporting period beginning after December 15, 2014 (which was the interim period ending March 31, 2015 for IFC). The disclosure requirements for certain transactions accounted for as secured borrowings are applicable for interim periods beginning after March 15, 2015 (which was the quarter ended June 30, 2015 for IFC) and are reflected in Note P. IFC adopted ASU 2014-11's accounting changes on January 1, 2015 with no material impact on IFC's financial position, results of operations or cash flows.

In May 2015, the FASB issued ASU No. 2015-07, *Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments whose fair values are measured at NAV (or its equivalent) under the practical expedient in the ASC, requires disclosure by reporting entities of the amount of investments measured at NAV (or its equivalent) under the practical expedient, and limits the disclosure requirements all investments eligible to be measured at NAV under the practical expedient to only those to which the practical expedient is applied. ASU 2015-07 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. As permitted, IFC early adopted ASU 2015-07 effective June 30, 2015 as reflected in Note K.

In February 2015, the FASB issued ASU 2015-02, *Amendments to the Consolidation Analysis* (ASU 2015-02). ASU 2015-02 amends ASC Topic 810, *Consolidation,* by modifying the evaluation of whether limited partnerships and similar entities are VIEs; eliminating the presumption that a general partner should consolidate a limited partnership; modifying the consolidation assessment of reporting entities that are involved with VIEs, particularly those that have fee arrangements (with the VIE) and related party relationships; providing a scope exception from Topic 810 for reporting entities with interests in certain money market funds. ASU 2015-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (which is the year ending June 30, 2017 for IFC). As permitted, IFC early adopted ASU 2015-02 on July 1, 2015, as reflected in Note M, with no material impact on IFC's financial position, results of operations or cash flows.

Accounting and financial reporting developments – In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IFC has been determined as of September 30, 2015. IFC continues to evaluate the potential future implications of the Act.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. ASU 2014-09 is currently applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2017 (which is the year ending June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2014-09.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In August 2014, The FASB issued ASU 2014-15, *Presentation of Financial Instruments - Going Concern* (ASU 2014-15). ASU 2014-15 requires reporting entities to perform interim and annual assessments of their ability to continue as a going concern within one year of the date of issuance of the entity's financial statements (or within one year of the date on which the financial statements are available to be issued). A reporting entity will be required to make certain disclosures if there is substantial doubt about the entity's ability to continue to as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016 (which is the annual period ending June 30, 2017 for IFC) and for interim periods thereafter.

In November 2014, the FASB issued ASU 2014-16, *Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity* (ASU 2014-16). ASU 2014-16 requires, for purposes of evaluating embedded features for bifurcation under ASU 815, the determination of the nature of a host contract issued in share form to be based on the economic characteristics and risks of the entire hybrid instrument, including the embedded feature being evaluated. Further, the ASU stipulates that the existence or omission of any single term or feature does not necessarily determine the economic characteristics and risks of the host. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (which is the year ending June 30, 2017 for IFC). Early adoption is permitted. IFC is currently evaluating the impact of ASU 2014-16.

In addition, during the three months ended September 30, 2015, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC) and AMC Funds

IFC, through its wholly owned subsidiary, AMC, mobilizes capital from outside IFC's traditional investor pool and manages third-party capital. AMC is consolidated into IFC's financial statements. At September 30, 2015, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2015).

As a result of the consolidation of AMC, amounts included in IFC's condensed consolidated balance sheet at September 30, 2015 and June 30, 2015 comprise (US$ millions):

	September 30, 2015	June 30, 2015
Cash, receivables and other assets	$ 56	$ 51
Equity investments	*	*
Payables and other liabilities	2	3

* less than 0.5 million.

As a result of the consolidation of AMC, amounts included in IFC's condensed consolidated income statement for the three months ended September 30, 2015 and 2014 comprise (US$ millions):

	September 30, 2015	September 30, 2014
Other income	$ 17	$ 14
Other expenses	4	4

At September 30, 2015, AMC managed eleven funds (collectively referred to as the AMC Funds). All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC's ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC's ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%**
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	-
IFC Russian Bank Capitalization Fund, LP	45%
IFC Catalyst Funds	18%***
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	-
IFC Financial Institutions Growth Fund, LP	44%
IFC Global Emerging Markets Fund of Funds	20%****
IFC Middle East and North Africa Fund, LP	48%

** By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
*** The ownership interest of 18% reflects IFC's ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP,
IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
**** The ownership interest of 20% reflects IFC's ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC is the sole limited partner of IFC Global Emerging Markets Fund of Funds, LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

IFC's investments in AMC Funds, except for the IFC Russian Bank Capitalization Fund, LP (RBCF) created in June 2012 and IFC Global Emerging Markets Fund of Funds, LP created in June 2015, are accounted for at fair value under the Fair Value Option. RBCF and IFC Global Emerging Markets Fund of Funds, LP are both VIEs and consolidated by IFC because IFC is deemed their primary beneficiary.

As a result of consolidating RBCF, IFC's condensed consolidated balance sheet at September 30, 2015 includes $38 million of equity investments ($41 million - June 30, 2015), and non-controlling interests of $21 million ($22 million - June 30, 2015). These non-controlling interests meet the FASB's definition of mandatorily redeemable financial instruments because the terms of the underlying partnership agreement provide for a termination date at which time its remaining assets are to be sold, its liabilities settled and the remaining net proceeds distributed to the non-controlling interest holders and IFC. RBCF's termination date is 2021 with a possible extension to 2023. As RBCF is considered an investment company, its investment securities (equity investments) are measured at fair value in IFC's condensed consolidated balance sheet; therefore, the settlement value or estimate of cash that would be due and payable to settle these non-controlling interests, assuming an orderly liquidation of RBCF on September 30, 2015, approximates the $21 million of non-controlling interests reflected on IFC's condensed consolidated balance sheet at September 30, 2015.

IFC is the sole limited partner of IFC Global Emerging Markets Fund of Funds, LP and hence there are no non-controlling interests in this entity. As of September 30, 2015, IFC Global Emerging Markets Fund of Funds, LP had no significant investment.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other Consolidated entities

In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. The Sukuk is scheduled to mature in September 2020. IFC Sukuk Company is a VIE and has been consolidated into these Condensed Consolidated Financial Statements because IFC is the VIE's primary beneficiary. The collective impact of this and other entities consolidated into these Condensed Consolidated Financial Statements under the VIE or voting interest model is insignificant.

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from liquid asset trading activities for the three months ended September 30, 2015 and 2014 comprises (US$ millions):

	2015	2014
Interest income, net	$ 140	$ 151
Net losses on trading activities (realized and unrealized)	(132)	(54)
Total income from liquid asset trading activities	**$ 8**	**$ 97**

Net losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $60 million for the three months ended September 30, 2015 ($5 million net losses - three months ended September 30, 2014) and net losses on other trading securities of $72 million for the three months ended September 30, 2015 ($49 million net losses - three months ended September 30, 2014).

NOTE D – INVESTMENTS

The carrying amount of investments at September 30, 2015 and June 30, 2015 comprises (US$ millions):

	September 30, 2015	June 30, 2015
Loans		
Loans at amortized cost	$ 22,176	$ 22,295
Less: Reserve against losses on loans	(1,797)	(1,743)
Loans at amortized cost less reserve against losses	20,379	20,552
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $858 at September 30, 2015, $802 – June 30, 2015)	795	784
Total loans	**21,174**	**21,336**
Equity investments		
Equity investments at cost less impairment	3,044	3,250
Equity investments accounted for at fair value as available-for-sale (cost $2,382 at September 30, 2015, $2,505 – June 30, 2015)	3,527	4,557
Equity investments accounted for at fair value (cost $4,897 at September 30, 2015, $4,800 – June 30, 2015)	5,650	5,696
Total equity investments	**12,221**	**13,503**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $2,353 at September 30, 2015, $2,329 - June 30, 2015)	2,272	2,317
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $434 at September 30, 2015, $408 – June 30, 2015)	430	422
Total debt securities	**2,702**	**2,739**
Total carrying amount of investments	**$ 36,097**	**$ 37,578**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans

Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives for the three months ended September 30, 2015 and 2014 comprise the following (US$ millions):

	2015	2014
Interest income	$ 256	$ 289
Commitment fees	8	10
Other financial fees	14	24
Realized gains on loans, guarantees and associated derivatives	-	11
Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives	**$ 278**	**$ 334**

Reserve against losses on loans and provision for losses on loans

Changes in the reserve against losses on loans for the three months ended September 30, 2015 and 2014, and for the years ended June 30, 2015, June 30, 2014, as well as the related recorded investment in loans, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended September 30, 2015			Three months ended September 30, 2014		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 962	$ 781	$ 1,743	$ 838	$ 848	$ 1,686
Provision for (release of provision for) losses on loans	83	4	87	57	(42)	15
Write-offs	(17)	-	(17)	-	-	-
Recoveries of previously written-off loans	-	-	-	1	-	1
Foreign currency transaction adjustments	(11)	(7)	(18)	(14)	(14)	(28)
Other adjustments*	2	-	2	(6)	-	(6)
Ending balance	**$ 1,019**	**$ 778**	**$ 1,797**	**$ 876**	**$ 792**	**$ 1,668**
Related recorded investment in loans at September 30, 2015 and 2014 evaluated for impairment**	$ 22,176	$ 20,397	$ 22,176	$ 23,465	$ 21,761	$ 23,465
Recorded investment in loans with specific reserves	$ 1,779			$ 1,704		

	Year ended June 30, 2015			Year ended June 30, 2014		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 838	$ 848	$ 1,686	$ 741	$ 887	$ 1,628
Provision for (release of provision for) losses on loans	199	(30)	169	127	(44)	83
Write-offs	(34)	-	(34)	(44)	-	(44)
Recoveries of previously written-off loans	4	-	4	1	-	1
Foreign currency transaction adjustments	(43)	(37)	(80)	1	5	6
Other adjustments*	(2)	-	(2)	12	-	12
Ending balance	**$ 962**	**$ 781**	**$ 1,743**	**$ 838**	**$ 848**	**$ 1,686**
Related recorded investment in loans at June 30, 2015 and 2014 evaluated for impairment**	$ 22,295	$ 20,573	$ 22,295	$ 23,562	$ 21,837	$ 23,562
Recorded investment in loans with specific reserves	$ 1,722			$ 1,725		

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the three months ended September 30, 2015 and 2014, and for the years ended June 30, 2015 and 2014, are summarized below (US$ millions):

	Three months ended September 30,		Year ended June 30,	
	2015	2014	2015	2014
Beginning balance	$ 20	$ 22	$ 22	$ 17
(Release of) provision for losses on guarantees	(2)	(2)	(2)	5
Ending balance	**$ 18**	**$ 20**	**$ 20**	**$ 22**

Changes in the reserve against losses on other receivables for the three months ended September 30, 2015 and 2014, and for the years ended June 30, 2015 and 2014, are summarized below (US$ millions):

	Three months ended September 30,		Year ended June 30,	
	2015	2014	2015	2014
Beginning balance	$ 7	$ 3	$ 3	$ 3
Provision for losses on other receivables	3	6	4	-
Ending balance	**$ 10**	**$ 9**	**$ 7**	**$ 3**

Impaired loans

The average recorded investment and the recorded investment in loans at amortized cost that are impaired at September 30, 2015 and June 30, 2015 are as follows (US$ millions):

	September 30, 2015	June 30, 2015
Average recorded investment in loans at amortized cost that are impaired	$ 1,800	$ 1,771
Recorded investment in loans at amortized cost that are impaired	1,779	1,722

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

	September 30, 2015				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 137	$ 139	$ 83	$ 137	$ -
Europe, Middle East and North Africa	655	674	397	668	3
Sub-Saharan Africa, Latin America and Caribbean	228	276	144	232	-
Other	15	15	14	15	-
Total manufacturing, agribusiness and services	**1,035**	**1,104**	**638**	**1,052**	**3**
Financial markets					
Asia	-	2	-	-	-
Europe, Middle East and North Africa	12	13	8	14	-
Sub-Saharan Africa, Latin America and Caribbean	34	59	32	36	-
Other	1	1	1	1	-
Total financial markets	**47**	**75**	**41**	**51**	**-**
Infrastructure and natural resources					
Asia	166	166	78	165	(1)
Europe, Middle East and North Africa	253	253	144	254	2
Sub-Saharan Africa, Latin America and Caribbean	136	136	94	137	1
Total infrastructure and natural resources	**555**	**555**	**316**	**556**	**2**
Telecom, media & technology, and venture investing					
Sub-Saharan Africa, Latin America and Caribbean	29	29	7	29	-
Other	113	113	17	112	5
Total Telecom, media & technology, and venture investing	**142**	**142**	**24**	**141**	5
Total	**$ 1,779**	**$ 1,876**	**$ 1,019**	**$ 1,800**	**$ 10**

All impaired loans at September 30, 2015 had specific reserves.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2015				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 126	$ 128	$ 82	$ 126	$ 1
Europe, Middle East and North Africa	673	676	408	684	(10)
Sub-Saharan Africa, Latin America and Caribbean	251	299	149	278	6
Other	15	15	14	15	-
Total manufacturing, agribusiness and services	**1,065**	**1,118**	**653**	**1,103**	**(3)**
Financial markets					
Asia	-	2	-	-	-
Europe, Middle East and North Africa	15	15	9	16	1
Sub-Saharan Africa, Latin America and Caribbean	37	63	36	42	3
Other	1	1	1	1	-
Total financial markets	**53**	**81**	**46**	**59**	**4**
Infrastructure and natural resources					
Asia	166	166	68	171	9
Europe, Middle East and North Africa	160	160	93	172	3
Sub-Saharan Africa, Latin America and Caribbean	137	137	79	136	(1)
Total infrastructure and natural resources	**463**	**463**	**240**	**479**	**11**
Telecom, media & technology, and venture investing					
Sub-Saharan Africa, Latin America and Caribbean	29	29	7	29	2
Other	112	112	16	101	1
Total Telecom, media & technology, and venture investing	141	141	**23**	**130**	**3**
Total	**$ 1,722**	**$ 1,803**	**$ 962**	**$ 1,771**	**$ 15**

All impaired loans at June 30, 2015 had specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $1,648 million at September 30, 2015 ($1,534 million – June 30, 2015). The interest income on such loans for the three months ended September 30, 2015 and the year ended June 30, 2015 is summarized as follows (US$ millions):

	September 30, 2015	June 30, 2015
Interest income not recognized on nonaccruing loans	39	139
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	4	31

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

The recorded investment in nonaccruing loans at amortized cost at September 30, 2015 and June 30, 2015 is summarized by industry sector and geographic region as follow (US$ millions):

	September 30, 2015				
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in nonaccruing loans
Asia	$ 136	$ -	$ 158	$ -	$ 294
Europe, Middle East and North Africa	626	10	187	-	823
Sub-Saharan Africa, Latin America and Caribbean	236	27	134	45	442
Other	15	-	-	-	15
Total disbursed loans at amortized cost	**$ 1,013**	**$ 37**	**$ 479**	**$ 45**	**$ 1,574**

	June 30, 2015				
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in nonaccruing loans
Asia	$ 125	$ -	$ 122	$ -	$ 247
Europe, Middle East and North Africa	597	12	129	-	738
Sub-Saharan Africa, Latin America and Caribbean	250	30	135	45	460
Other	15	-	-	-	15
Total disbursed loans at amortized cost	**$ 987**	**$ 42**	**$ 386**	**$ 45**	**$ 1,460**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	September 30, 2015					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ -	$ 136	$ 136	$ 1,465	$ 1,601
Europe, Middle East and North Africa	8	-	606	614	2,260	2,874
Sub-Saharan Africa, Latin America and Caribbean	1	27	206	234	2,170	2,404
Other	-	-	15	15	161	176
Total manufacturing, agribusiness and services	9	27	963	999	6,056	7,055
Financial markets						
Asia	-	-	-	-	1,961	1,961
Europe, Middle East and North Africa	7	-	4	11	1,978	1,989
Sub-Saharan Africa, Latin America and Caribbean	-	-	27	27	3,032	3,059
Other	-	-	-	-	251	251
Total financial markets	7	-	31	38	7,222	7,260
Infrastructure and natural resources						
Asia	-	-	123	123	1,490	1,613
Europe, Middle East and North Africa	-	-	128	128	1,681	1,809
Sub-Saharan Africa, Latin America and Caribbean	-	-	41	41	3,612	3,653
Other	-	-	-	-	150	150
Total infrastructure and natural resources	-	-	292	292	6,933	7,225
Telecom, media & technology, and venture investing						
Asia	-	-	-	-	244	244
Europe, Middle East and North Africa	-	-	-	-	182	182
Sub-Saharan Africa, Latin America and Caribbean	-	-	45	45	191	236
Other	-	-	-	-	123	123
Total Telecom, media & technology, and venture investing	-	-	45	45	740	785
Total disbursed loans at amortized cost	**$ 16**	**$ 27**	**$ 1,331**	**$ 1,374**	**$ 20,951**	**$ 22,325**
Unamortized deferred loan origination fees, net and other						(114)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(35)
Recorded investment in loans at amortized cost						**$ 22,176**

At September 30, 2015, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2015					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ -	$ 125	$ 125	$ 1,747	$ 1,872
Europe, Middle East and North Africa	6	16	581	603	2,258	2,861
Sub-Saharan Africa, Latin America and Caribbean	-	15	211	226	2,209	2,435
Other	-	-	15	15	156	171
Total manufacturing, agribusiness and services	6	31	932	969	6,370	7,339
Financial markets						
Asia	-	-	-	-	2,089	2,089
Europe, Middle East and North Africa	-	-	5	5	2,010	2,015
Sub-Saharan Africa, Latin America and Caribbean	-	-	30	30	2,585	2,615
Other	-	-	-	-	501	501
Total financial markets	-	-	35	35	7,185	7,220
Infrastructure and natural resources						
Asia	-	-	122	122	1,502	1,624
Europe, Middle East and North Africa	-	-	96	96	1,648	1,744
Sub-Saharan Africa, Latin America and Caribbean	-	-	42	42	3,557	3,599
Other	-	-	-	-	156	156
Total infrastructure and natural resources	-	-	260	260	6,863	7,123
Telecom, media & technology, and venture investing						
Asia	-	-	-	-	252	252
Europe, Middle East and North Africa	-	-	-	-	196	196
Sub-Saharan Africa, Latin America and Caribbean	-	16	29	45	152	197
Other	-	-	-	-	123	123
Total Telecom, media & technology, and venture investing	-	16	29	45	723	768
Total disbursed loans at amortized cost	**$ 6**	**$ 47**	**$ 1,256**	**$ 1,309**	**$ 21,141**	**$ 22,450**
Unamortized deferred loan origination fees, net and other						(119)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(36)
Recorded investment in loans at amortized cost						**$ 22,295**

At June 30, 2015, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guarantee arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; weak management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well-defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

A summary of IFC's loans at amortized cost by credit quality indicator effective September 30, 2015 and June 30, 2015 respectively, as well as by industry sector and geographic region follows (US$ millions):

	September 30, 2015							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 381	$ 591	$ 448	$ 57	$ 9	$ 115	$ 1,601
Europe, Middle East and North Africa	-	357	851	735	282	140	509	2,874
Sub-Saharan Africa, Latin America and Caribbean	60	237	759	1,008	140	27	173	2,404
Other	-	56	55	50	-	15	-	176
Total manufacturing, agribusiness and services	60	1,031	2,256	2,241	479	191	797	7,055
Financial markets								
Asia	-	950	751	260	-	-	-	1,961
Europe, Middle East and North Africa	-	362	1,190	325	30	72	10	1,989
Sub-Saharan Africa, Latin America and Caribbean	-	619	1,601	692	113	7	27	3,059
Other	-	250	-	-	1	-	-	251
Total financial markets	-	2,181	3,542	1,277	144	79	37	7,260
Infrastructure and natural resources								
Asia	-	228	371	759	82	76	97	1,613
Europe, Middle East and North Africa	-	96	439	921	100	232	21	1,809
Sub-Saharan Africa, Latin America and Caribbean	300	102	1,151	1,223	735	82	60	3,653
Other	-	-	150	-	-	-	-	150
Total infrastructure and natural resources	300	426	2,111	2,903	917	390	178	7,225
Telecom, media & technology, and venture investing								
Asia	-	162	81	1	-	-	-	244
Europe, Middle East and North Africa	-	65	38	79	-	-	-	182
Sub-Saharan Africa, Latin America and Caribbean	-	5	74	108	4	45	-	236
Other	-	-	-	123	-	-	-	123
Total telecom, media & technology, and venture investing	-	232	193	311	4	45	-	785
Total disbursed loans at amortized cost	**$ 360**	**$ 3,870**	**$ 8,102**	**$ 6,732**	**$ 1,544**	**$ 705**	**$ 1,012**	**$ 22,325**
Unamortized deferred loan origination fees, net and other								(114)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(35)
Recorded investment in loans at amortized cost								**$ 22,176**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2015							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 531	$ 601	$ 546	$ 69	$ 9	$ 116	$ 1,872
Europe, Middle East and North Africa	-	276	865	779	328	94	519	2,861
Sub-Saharan Africa, Latin America and Caribbean	60	236	730	978	213	51	167	2,435
Other	-	57	49	50	-	15	-	171
Total manufacturing, agribusiness and services	60	1,100	2,245	2,353	610	169	802	7,339
Financial markets								
Asia	-	1,036	899	148	6	-	-	2,089
Europe, Middle East and North Africa	-	455	1,102	350	22	74	12	2,015
Sub-Saharan Africa, Latin America and Caribbean	-	596	1,613	334	35	7	30	2,615
Other	-	250	-	250	1	-	-	501
Total financial markets	-	2,337	3,614	1,082	64	81	42	7,220
Infrastructure and natural resources								
Asia	-	298	381	719	54	111	61	1,624
Europe, Middle East and North Africa	-	118	458	823	293	30	22	1,744
Sub-Saharan Africa, Latin America and Caribbean	300	154	1,245	1,332	426	115	27	3,599
Other	-	6	150	-	-	-	-	156
Total infrastructure and natural resources	300	576	2,234	2,874	773	256	110	7,123
Telecom, media & technology, and venture investing								
Asia	-	165	85	2	-	-	-	252
Europe, Middle East and North Africa	-	71	38	87	-	-	-	196
Sub-Saharan Africa, Latin America and Caribbean	-	5	73	70	4	45	-	197
Other	-	-	-	-	123	-	-	123
Total telecom, media & technology, and venture investing	-	241	196	159	127	45	-	768
Total disbursed loans at amortized cost	**$ 360**	**$ 4,254**	**$ 8,289**	**$ 6,468**	**$ 1,574**	**$ 551**	**$ 954**	**$ 22,450**
Unamortized deferred loan origination fees, net and other								(119)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(36)
Recorded investment in loans at amortized cost								**$ 22,295**

Loan modifications during FY16 Q1 considered troubled debt restructurings totaled $5 million ($17 million - FY15 Q1). There were no loans that defaulted during the three months ended September 30, 2015 that had been modified in a troubled debt restructuring within 12 months prior to the date of default.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2015 totaled $3,869 million ($4,091 million – June 30, 2015). Guarantees of $3,168 million that were outstanding (i.e., not called) at September 30, 2015 ($3,168 million – June 30, 2015), were not included in loans on IFC's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTE F – DEBT SECURITIES

Income from debt securities and realized gains and losses on debt securities and associated derivatives for the three months ended September 30, 2015 and 2014 comprise the following (US$ millions):

	2015	2014
Interest income	$ 26	$ 23
Realized gains on debt securities and associated derivatives	10	23
Other-than-temporary impairments	(17)	(5)
Total income from debt securities and realized gains and losses on debt securities and associated derivatives	**$ 19**	**$ 41**

Debt securities accounted for as available-for-sale at September 30, 2015 and June 30, 2015 comprise (US$ millions):

September 30, 2015	Amortized cost	Unrealized Gains	Unrealized Losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$ 1,695	$ 95	$ (36)	$ (163)	$ 1,591
Preferred shares	515	75	(6)	(13)	571
Asset-backed securities	143	5	-	(38)	110
Total	**$ 2,353**	**$ 175**	**$ (42)**	**$ (214)**	**$ 2,272**

June 30, 2015	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$ 1,642	$ 125	$ (30)	$ (126)	$ 1,611
Preferred shares	543	64	(2)	(21)	584
Asset-backed securities	144	5	-	(27)	122
Total	**$ 2,329**	**$ 194**	**$ (32)**	**$ (174)**	**$ 2,317**

The following table shows the unrealized losses and fair value of debt securities at September 30, 2015 and June 30, 2015 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

September 30, 2015	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 230	$ (27)	$ 140	$ (9)	$ 370	$ (36)
Preferred shares	78	(5)	7	(1)	85	(6)
Total	**$ 308**	**$ (32)**	**$ 147**	**$ (10)**	**$ 455**	**$ (42)**

June 30, 2015	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 189	$ (23)	$ 152	$ (7)	$ 341	$ (30)
Preferred shares	42	(1)	8	(1)	50	(2)
Total	**$ 231**	**$ (24)**	**$ 160**	**$ (8)**	**$ 391**	**$ (32)**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES (Continued)

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from equity investments and associated derivatives for the three months ended September 30, 2015 and 2014 comprises the following (US$ millions):

	2015	2014
Gains on equity investments and associated derivatives, net	$ 447	$ 454
Dividends	43	52
Other-than-temporary impairments:		
Equity investments at cost less impairment	(112)	(71)
Equity investments available-for-sale	(140)	(109)
Total other-than-temporary impairments	(252)	(180)
Custody, fees and other	1	2
Total income from equity investments and associated derivatives	**$ 239**	**$ 328**

Gains on equity investments and associated derivatives includes realized gains and losses on equity investments and associated derivatives of $547 million for the three months ended September 30, 2015 ($577 million – three months ended September 30, 2014).

Dividends include $3 million for the three months ended September 30, 2015 ($5 million – three months ended September 30, 2014) of receipts, net of cash disbursements, related to investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. The fair values of these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $3,264 million as of September 30, 2015 ($3,409 million – June 30, 2015).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance-based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2014	$ -	$ 131	$ 21	$ 25	$ 17	$ 194
Year ended June 30, 2015						
Designations of retained earnings	340	58	-	-	-	398
Expenditures against designated retained earnings	(340)	(52)	(5)	(4)	(7)	(408)
At June 30, 2015	**$ -**	**$ 137**	**$ 16**	**$ 21**	**$ 10**	**$ 184**
Three months ended September 30, 2015						
Designations of retained earnings	-	14	-	-	-	14
Expenditures against designated retained earnings	-	(7)	(1)	-	(1)	(9)
At September 30, 2015	**$ -**	**$ 144**	**$ 15**	**$ 21**	**$ 9**	**$ 189**

On August 6, 2015, the Board of Directors approved a designation of $330 million of IFC's retained earnings for grants to IDA and a designation of $14 million of IFC's retained earnings for Advisory Services.

Subsequent event - On October 9, 2015, the Board of Governors noted with approval the designations approved by the Board of Directors. IFC recognizes designation of retained earnings for advisory services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at September 30, 2015 and June 30, 2015 are summarized as follows (US$ millions):

	September 30, 2015	June 30, 2015
Net unrealized losses on available-for-sale debt securities	$ (81)	$ (12)
Net unrealized gains on available-for-sale equity investments	1,145	2,052
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(834)	(843)
Total accumulated other comprehensive income	**$ 230**	**$ 1,197**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three months ended September 30, 2015 and 2014 comprises (US$ millions):

	2015	2014
Unrealized gains and losses on loans, debt securities and associated derivatives:		
Unrealized losses on loans and associated derivatives	$ (96)	$ (9)
Unrealized losses on debt securities and associated derivatives	(21)	(5)
Total net unrealized gains and losses on loans, debt securities and associated derivatives	**(117)**	**(14)**
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:		
Unrealized gains and losses on market borrowings accounted for at fair value:		
Credit spread component	123	(75)
Interest rate, foreign exchange and other components	(110)	167
Total unrealized gains on market borrowings	13	92
Unrealized gains (losses) on derivatives associated with market borrowings	118	(196)
Unrealized (losses) gains on borrowings from IDA accounted for at fair value	(16)	33
Total net unrealized gains and losses on borrowings from market, IDA and associated derivatives	**115**	**(71)**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	**$ (2)**	**$ (85)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value with changes therein reported in earnings are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Unrealized gains and losses on borrowings from market, IDA and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at September 30, 2015 and June 30, 2015 is summarized as follows (US$ millions):

Condensed consolidated balance sheet location	September 30, 2015	June 30, 2015
Derivative assets		
Interest rate	$ 572	$ 426
Foreign exchange	381	221
Interest rate and currency	2,593	2,319
Equity and other	326	289
Total derivative assets	**$ 3,872**	**$ 3,255**
Derivative liabilities		
Interest rate	$ 307	$ 268
Foreign exchange	99	154
Interest rate and currency	4,731	3,799
Equity and other	2	4
Total derivative liabilities	**$ 5,139**	**$ 4,225**

The effect of derivative instrument contracts on the condensed consolidated income statement for the three months ended September 30, 2015 and 2014 is summarized as follows (US$ millions):

Derivative risk category	Income statement location	2015	2014
Interest rate	Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives	$ (5)	$ (9)
	Income from debt securities and realized gains and losses on debt securities and associated derivatives	(1)	(1)
	Income from liquid asset trading activities	(72)	(11)
	Charges on borrowings	99	111
	Other income	(1)	-
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	159	(173)
Foreign exchange	Income from equity investments and associated derivatives	-	-
	Income from liquid asset trading activities	(65)	(62)
	Foreign currency transaction gains and losses on non-trading activities	55	62
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	-	1
Interest rate and currency	Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives	(44)	(45)
	Income from debt securities and realized gains and losses on debt securities and associated derivatives	(5)	(6)
	Income from liquid asset trading activities	6	3
	Charges on borrowings	153	207
	Other income	-	-
	Foreign currency transaction gains and losses on non-trading activities	(778)	(692)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(93)	(13)
Equity	Income from equity investments and associated derivatives	43	(146)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(3)	(15)
Other derivative contracts	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	-	-
	Total	**$ (552)**	**$ (789)**

The income related to each derivative risk category includes realized and unrealized gains and losses.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS (continued)

At September 30, 2015, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $57,855 million ($55,792 million at June 30, 2015), foreign exchange contracts was $13,673 million ($12,020 million at June 30, 2015) and interest rate and currency contracts was $32,248 million ($33,034 million at June 30, 2015). At September 30, 2015, there were 291 equity contracts related to IFC's loan and equity investment portfolio and 2 other derivative contracts recognized as derivatives assets or liabilities under ASC Topic 815 (290 equity risk and other contracts at June 30, 2015).

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.

The estimated fair values as of September 30, 2015 and June 30, 2015 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

All of IFC's financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee (CRC), a subcommittee of IFC's Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC's Treasury department and IFC's Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.

IFC's regional and industry departments are primarily responsible for fair valuing IFC's investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC's Portfolio Valuation Unit and Loss Provisioning Unit, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC's investment portfolio. Prior to October 1, 2014, IFC's Valuation Oversight Subcommittee (VOS), which was a subcommittee of CRC, reviewed significant valuation principles and the reasonableness of high exposure valuations quarterly. Pursuant to a simplification of IFC's organizational structure effective October 1, 2014, the committees of IFC's Management Team, including the VOS, is continuing to be reassessed.

IFC's borrowings are fair valued by the Quantitative Analysis Group in IFC's Treasury department under the oversight of the Corporate and Portfolio Risk Management department.

The methodologies used and key assumptions made to estimate fair values as of September 30, 2015, and June 30, 2015, are summarized below.

Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Loans and debt securities – Loans and debt securities in IFC's investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of September 30, 2015 and June 30, 2015 are presented below:

September 30, 2015

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$ 223	Discount rate	7.0 – 30.0	10.9
	Relative valuations	44	Valuation multiples*		
	Recent transactions	313			
	Other techniques	14			
Total preferred shares		594			
Loans and other debt securities	Discounted cash flows	1,723	Credit default swap spreads	1.5 – 20.0	3.4
			Expected recovery rates	10.0 –85.0	41.9
	Recent transactions	531			
	Other techniques	40			
Total loans and other debt securities		2,294			
Total		**$ 2,888**			

June 30, 2015

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$ 274	Discount rate	6.9 – 30.0	10.4
	Relative valuations	126	Valuation multiples*		
	Recent transactions	140			
	Other techniques	15			
Total preferred shares		555			
Loans and other debt securities	Discounted cash flows	1,724	Credit default swap spreads	1.2 – 20.0	3.0
			Expected recovery rates	10.0 –85.0	41.6
	Recent transactions	495			
	Other techniques	60			
Total loans and other debt securities		2,279			
Total		**$ 2,834**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Borrowings – Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

As of September 30, 2015, IFC had bond issuances with a total fair value of $106 million classified as level 3 in Costa Rican colones, Rwandan francs, Armenian drams and Georgian Lari, where the significant unobservable inputs were yield curve data.

Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of September 30, 2015 and June 30, 2015 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

September 30, 2015

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 35	Volatilities	12.3 – 54.7	23.2
	Variable strike price options	289	Contractual strike price*		
Interest rate and currency swap assets	Vanilla swaps	48	Yield curve points, exchange rates		
Interest rate and currency swap liabilities	Vanilla swaps	(41)	Yield curve points, exchange rates		
Total		**$ 331**			

June 30, 2015

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 34	Volatilities	12.0 – 50.2	24.7
	Variable strike price options	249	Contractual strike price*		
	Other	2			
Interest rate and currency swap assets	Vanilla swaps	40	Yield curve points, exchange rates		
Interest rate and currency swap liabilities	Vanilla swaps	(30)	Yield curve points, exchange rates		
Total		**$ 295**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of September 30, 2015 and June 30, 2015 are presented below:

		September 30, 2015			
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$ 753	Cost of equity (%)	10.3 – 22.6	14.9
			Asset growth rate (%)	(18.2) – 392.0	10.6
			Return on assets (%)	(5.1) – 6.8	1.6
			Perpetual growth rate (%)	2.5 – 11.0	5.1
	Relative valuations	-	Valuation multiples*		
	Listed price (adjusted)	37	Discount for lock-up (%)	0.0 – 7.2	3.2
	Recent transactions	181			
	Other techniques	28			
Total banking and other financial institutions		999			
Funds	Recent transactions	76			
Total funds		76			
Others	Discounted cash flows	508	Weighted average cost of capital (%)	6.6 – 23.2	12.3
			Cost of equity (%)	11.8 – 17.3	16.0
	Relative valuations	354	Valuation multiples*		
	Listed price (adjusted)	162	Discount for lock-up (%)	0.8 - 7.6	5.5
	Recent transactions	554			
	Other techniques	59			
Total others		1,637			
Total		**$ 2,712**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

June 30, 2015					
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$ 580	Cost of equity (%)	10.2 – 22.6	15.1
			Asset growth rate (%)	(18.2) – 392.0	11.6
			Return on assets (%)	(8.9) – 6.8	1.8
			Perpetual growth rate (%)	2.5 – 11.0	5.0
	Relative valuations	17	Valuation multiples*		
	Listed price (adjusted)	36	Discount for lock-up (%)	0.0 – 10.2	6.0
	Recent transactions	216			
	Other techniques	52			
Total banking and other financial institutions		901			
Funds	Recent transactions	55			
Total funds		55			
Others	Discounted cash flows	522	Weighted average cost of capital (%)	6.6 – 23.2	12.0
			Cost of equity (%)	12.3 – 15.0	14.6
	Relative valuations	338	Valuation multiples*		
	Listed price (adjusted)	201	Discount for lock-up (%)	1.0 - 10.6	7.6
	Recent transactions	517			
	Other techniques	94			
Total others		1,672			
Total		**$ 2,628**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at September 30, 2015 and June 30, 2015 are summarized below (US$ millions):

	September 30, 2015		June 30, 2015	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 44,494	$ 44,494	$ 43,817	$ 43,817
Investments:				
Loans at amortized cost, net of reserves against losses	20,379	21,252	20,552	21,758
Loans accounted for at fair value under the Fair Value Option	795	795	784	784
Total loans	21,174	22,047	21,336	22,542
Equity investments at cost less impairment	3,044	4,282	3,250	4,581
Equity investments accounted for at fair value as available-for-sale	3,527	3,527	4,557	4,557
Equity investments accounted for at fair value	5,650	5,650	5,696	5,696
Total equity investments	12,221	13,459	13,503	14,834
Debt securities accounted for at fair value as available-for-sale	2,272	2,272	2,317	2,317
Debt securities accounted for at fair value under the Fair Value Option	430	430	422	422
Total debt securities	2,702	2,702	2,739	2,739
Total investments	36,097	38,208	37,578	40,115
Derivative assets:				
Borrowings-related	723	723	620	620
Liquid asset portfolio-related and other	1,016	1,016	851	851
Investment-related	1,888	1,888	1,615	1,615
Client risk management-related	245	245	169	169
Total derivative assets	3,872	3,872	3,255	3,255
Other investment-related financial assets	12	87	1	75
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 3,357	$ 3,357	$ 4,695	$ 4,695
Market, IBRD, IDA and other borrowings outstanding	52,297	52,295	51,265	51,264
Derivative liabilities:				
Borrowings-related	4,643	4,643	3,722	3,722
Liquid asset portfolio-related and other	196	196	244	244
Investment-related	48	48	82	82
Client risk management-related	252	252	177	177
Total derivative liabilities	5,139	5,139	4,225	4,225

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $33 million at September 30, 2015 ($34 million - June 30, 2015). Fair values of loan commitments are based on present value of loan commitment fees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy

The following tables provide information as of September 30, 2015 and June 30, 2015, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	September 30, 2015			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Government and agency obligations	$ 11,238	$ 2,398	$ 22	$ 13,658
Asset-backed securities	-	12,453	-	12,453
Corporate securities	3,897	2,048	39	5,984
Money market funds	2,146	-	-	2,146
Total trading securities	17,281*	16,899	61	34,241
Loans (outstanding principal balance $858)	-	-	795	795
Equity investments:				
Banking and other financial institutions	1,608	165	999	2,772
Funds	-	-	76	76
Others	1,379	49	1,637	3,065
Equity investments measured at net asset value***				3,264
Total equity investments	2,987	214	2,712	9,177
Debt securities:				
Corporate debt securities	284	-	1,387	1,671
Preferred shares	-	-	594	594
Asset-backed securities	-	-	110	110
Other debt securities	-	-	2	2
Debt securities measured at net asset value***				325
Total debt securities	284	-	2,093	2,702
Derivative assets:				
Interest rate	-	572	-	572
Foreign exchange	-	381	-	381
Interest rate and currency	-	2,545	48	2,593
Equity and other	-	-	326	326
Total derivative assets	-	3,498	374	3,872
Total assets at fair value	**$ 20,552**	**$ 20,611**	**$ 6,035**	**$ 50,787**
Borrowings:				
Structured bonds	$ -	$ 4,226	$ -	$ 4,226
Unstructured bonds	41,592	4,335	106	46,033
Total borrowings (outstanding principal balance $50,243**)	41,592	8,561	106	50,259
Derivative liabilities:				
Interest rate	-	307	-	307
Foreign exchange	-	99	-	99
Interest rate and currency	-	4,690	41	4,731
Equity and other	-	-	2	2
Total derivative liabilities	-	5,096	43	5,139
Total liabilities at fair value	**$ 41,592**	**$ 13,657**	**$ 149**	**$ 55,398**

* includes securities priced at par plus accrued interest, which approximates fair value.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $1,682 million, with a fair value of $1,156 million as of September 30, 2015.

***In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.

Note: For the three months ended September 30, 2015: Trading securities with fair value of $498 million transferred from level 1 to level 2 and $1,103 million from level 2 to level 1 due to decrease/ increase in market activities. Equity investments with fair value of $167 million transferred from level 1 to level 2 and $60 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $31 million transferred from level 2 to level 1 due to change in quality of market price information.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2015			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Government and agency obligations	$ 10,725	$ 4,342	$ 22	$ 15,089
Asset-backed securities	-	12,793	-	12,793
Corporate securities	3,613	2,080	64	5,757
Money market funds	1,092	-	-	1,092
Total trading securities	15,430*	19,215	86	34,731
Loans (outstanding principal balance $802)	-	-	784	784
Equity investments:				
Banking and other financial institutions	2,387	176	901	3,464
Funds	-	-	55	55
Others	1,561	92	1,672	3,325
Equity investments measured at net asset value***				3,409
Total equity investments	3,948	268	2,628	10,253
Debt securities:				
Corporate debt securities	326	-	1,371	1,697
Preferred shares	-	-	555	555
Asset-backed securities	-	-	122	122
Other debt securities	-	-	2	2
Debt securities measured at net asset value***				363
Total debt securities	326	-	2,050	2,739
Derivative assets:				
Interest rate	-	426	-	426
Foreign exchange	-	221	-	221
Interest rate and currency	-	2,279	40	2,319
Equity and other	-	-	289	289
Total derivative assets	-	2,926	329	3,255
Total assets at fair value	**$ 19,704**	**$ 22,409**	**$ 5,877**	**$ 51,762**
Borrowings:				
Structured bonds	$ -	$ 4,732	$ -	$ 4,732
Unstructured bonds	39,671	4,959	103	44,733
Total borrowings (outstanding principal balance $49,342**)	39,671	9,691	103	49,465
Derivative liabilities:				
Interest rate	-	268	-	268
Foreign exchange	-	154	-	154
Interest rate and currency	-	3,769	30	3,799
Equity and other	-	-	4	4
Total derivative liabilities	-	4,191	34	4,225
Total liabilities at fair value	**$ 39,671**	**$ 13,882**	**$ 137**	**$ 53,690**

* includes securities priced at par plus accrued interest, which approximates fair value.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $1,755 million, with a fair value of $1,364 million as of June 30, 2015.
***In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.
Note: For the year ended June 30, 2015: Trading securities with fair value of $1,447 million transferred from level 1 to level 2 and $615 million from level 2 to level 1 due to decrease/ increase in market activities. Equity investments with fair value of $92 million transferred from level 1 to level 2 and $8 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $13 million transferred from level 1 to level 2, while bonds with a fair value of $428 million were transferred from level 2 to level 1 due to change in quality of market price information.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three months ended September 30, 2015 and 2014 (US$ millions). IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Three months ended September 30, 2015							
		Net gains and losses (realized and unrealized) included in.						
	Balance as of July 1, 2015	Net Income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of September 30, 2015	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
Trading securities:								
Asset-backed securities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Corporate securities	64	(14)	-	(11)	-	-	39	(8)
Government and agency obligations	22	-	-	-	-	-	22	-
Total trading securities	86	(14)	-	(11)	-	-	61	(8)
Loans	784	(56)	-	67	-	-	795	(55)
Equity investments:								
Banking and other financial institutions	901	(13)	(8)	13	147	(41)	999	(23)
Funds	55	(2)	-	23	-	-	76	(2)
Others	1,672	3	(47)	38	2	(31)	1,637	5
Total equity investments	2,628	(12)	(55)	74	149	(72)	2,712	(20)
Debt securities:								
Corporate debt securities	1,371	(8)	(67)	91	-	-	1,387	(16)
Preferred shares	555	(6)	7	38	-	-	594	24
Asset-backed securities	122	-	(11)	(1)	-	-	110	-
Other debt securities	2	-	-	-	-	-	2	-
Total debt securities	2,050	(14)	(71)	128	-	-	2,093	8
Derivative assets:								
Interest rate and currency	40	9	-	-	-	(1)	48	12
Equity and other	289	37	-	-	-	-	326	37
Total derivative assets	329	46	-	-	-	(1)	374	49
Total assets at fair value	**$ 5,877**	**$ (50)**	**$ (126)**	**$ 258**	**$ 149**	**$ (73)**	**$ 6,035**	**$ (26)**
Borrowings:								
Structured bonds	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Unstructured bonds	(103)	-	-	(3)	-	-	(106)	-
Total borrowings	(103)	-	-	(3)	-	-	(106)	-
Derivative liabilities:								
Interest rate	-	-	-	-	-	-	-	-
Interest rate and currency	(30)	(12)	-	-	-	1	(41)	(8)
Equity and other	(4)	3	-	(1)	-	-	(2)	3
Total derivative liabilities	(34)	(9)	-	(1)	-	1	(43)	(5)
Total liabilities at fair value	**$ (137)**	**$ (9)**	**$ -**	**$ (4)**	**$ -**	**$ 1**	**$ (149)**	**$ (5)**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2015.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2015 beginning balance as of September 30, 2015.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended September 30, 2014							
		Net gains and losses (realized and unrealized) included in						
	Balance as of July 1, 2014	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of September 30, 2014	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
Trading securities:								
Asset-backed securities	$ 20	$ -	$ -	$ (4)	$ -	$ -	$ 16	$ -
Corporate securities	146	(12)	-	40	-	(35)	139	(12)
Government and agency obligations	22	-	-	-	-	-	22	-
Total trading securities	188	(12)	-	36	-	(35)	177	(12)
Loans	683	(17)	-	101	-	-	767	(17)
Equity investments:								
Banking and other financial institutions	1,312	175	(54)	(295)	14	(93)	1,059	(16)
Funds	45	3	-	33	-	-	81	3
Others	1,010	(61)	28	41	7	(31)	994	(60)
Total equity investments	2,367	117	(26)	(221)	21	(124)	2,134	(73)
Debt securities:								
Corporate debt securities	1,410	(7)	(32)	39	-	-	1,410	(6)
Preferred shares	760	11	(5)	(27)	-	-	739	(5)
Asset-backed securities	144	-	(4)	(1)	-	-	139	-
Other debt securities	1	-	-	-	-	-	1	-
Total debt securities	2,315	4	(41)	11	-	-	2,289	(11)
Derivative assets:								
Interest rate and currency	5	3	-	7	-	-	15	10
Equity and other	559	(160)	-	4	-	-	403	(8)
Total derivative assets	564	(157)	-	11	-	-	418	2
Total assets at fair value	**$ 6,117**	**$ (65)**	**$ (67)**	**$ (62)**	**$ 21**	**$ (159)**	**$ 5,785**	**$ (111)**
Borrowings:								
Structured bonds	$ (361)	$ 52	$ -	$ -	$ -	$ -	$ (309)	$ 52
Unstructured bonds	(70)	(2)	-	-	-	-	(72)	(2)
Total borrowings	(431)	50	-	-	-	-	(381)	50
Derivative liabilities:								
Interest rate	-	-	-	(5)	-	-	(5)	-
Interest rate and currency	(63)	(32)	-	1	-	-	(94)	(38)
Equity price risk contracts	(18)	(1)	-	-	-		(19)	(1)
Total derivative liabilities	(81)	(33)	-	(4)	-	-	(118)	(39)
Total liabilities at fair value	**$ (512)**	**$ 17**	**$ -**	**$ (4)**	**$ -**	**$ -**	**$ (499)**	**$ 11**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of September 30, 2014.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2014 beginning balance as of September 30, 2014.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three months ended September 30, 2015 and 2014 (US$ millions).

	Three months ended September 30, 2015				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Asset-backed securities	$ -	$ -	$ -	$ -	$ -
Corporate securities	-	(8)	-	(3)	(11)
Total trading securities	-	(8)	-	(3)	(11)
Loans	71	-	-	(4)	67
Equity investments:					
Banking and other financial institutions	27	(14)	-	-	13
Funds	30	-	-	(7)	23
Others	52	(28)	-	14	38
Total equity investments	109	(42)	-	7	74
Debt securities:					
Corporate debt securities	162	(28)	-	(43)	91
Preferred shares	42	-	-	(4)	38
Asset-backed securities	-	-	-	(1)	(1)
Total debt securities	204	(28)	-	(48)	128
Derivative assets:					
Interest rate and currency	-	-	-	-	-
Equity and other	-	-	-	-	-
Total derivative assets	-	-	-	-	-
Total assets at fair value	**$ 384**	**$ (78)**	**$ -**	**$ (48)**	**$ 258**
Borrowings:					
Structured Bonds	-	-	-	-	-
Unstructured Bonds	-	-	(3)	-	(3)
Total Borrowings	-	-	(3)	-	(3)
Derivative liabilities:					
Interest rate	-	-	-	-	-
Interest rate and currency	-	-	-	-	-
Equity and other	-	-	-	(1)	(1)
Total derivative liabilities	-	-	-	(1)	(1)
Total liabilities at fair value	**$ -**	**$ -**	**$ (3)**	**$ (1)**	**$ (4)**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended September 30, 2014				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Asset-backed securities	$ -	$ -	$ -	$ (4)	$ (4)
Corporate securities	131	(89)	-	(2)	40
Total trading securities	131	(89)	-	(6)	36
Loans	113	-	-	(12)	101
Equity investments:					
Banking and other financial institutions	103	(398)	-	-	(295)
Funds	46	-	-	(13)	33
Others	41	(8)	-	8	41
Total equity investments	190	(406)	-	(5)	(221)
Debt securities:					
Corporate debt securities	98	-	-	(59)	39
Preferred shares	13	(40)	-	-	(27)
Asset-backed securities	-	-	-	(1)	(1)
Total debt securities	111	(40)	-	(60)	11
Derivative assets:					
Interest rate and currency	-	-	7	-	7
Equity and other	-	-	-	4	4
Total derivative assets	-	-	7	4	11
Total assets at fair value	**$ 545**	**$ (535)**	**$ 7**	**$ (79)**	**$ (62)**
Derivative liabilities:					
Interest rate	-	-	-	(5)	(5)
Interest rate and currency	-	-	(4)	5	1
Equity price risk contracts	-	-	-	-	-
Total derivative liabilities	-	-	(4)	-	(4)
Total liabilities at fair value	**$ -**	**$ -**	**$ (4)**	**$ -**	**$ (4)**

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives; income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

As of September 30, 2015, equity investments, accounted for at cost less impairment, with a carrying amount of $931 million were written down to their fair value of $819 million ($344 million and $273 million – September 30, 2014), resulting in a loss of $112 million, which was included in income from equity investments and associated derivatives in the condensed consolidated income statement during the three months ended September 30, 2015 (loss of $71 million - three months ended September 30, 2014). The amount of the write-down was based on a Level 3 measure of fair value.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING

For management purposes, IFC's business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC's condensed consolidated balance sheets and income statements can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The methodology for allocating foreign currency transaction gains and losses on non-trading activities between the investment services segment and the treasury services segment was revised during FY16 Q1 to more closely align with management reporting. This changes has been reflected in the segment results for the three months ended September 30, 2015 and 2014.

An analysis of IFC's major components of income and expense by business segment for the three months ended September 30, 2015 and 2014, is provided below (US$ millions):

	Three months ended September 30, 2015			
	Investment services	Treasury services	Advisory services	Total
Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives	$ 278	$ -	$ -	$ 278
Provision for losses on loans, guarantees and other receivables	(88)	-	-	(88)
Income from equity investments and associated derivatives	239	-	-	239
Income from debt securities and realized net gains on debt securities and associated derivatives	19	-	-	19
Income from liquid asset trading activities	-	8	-	8
Charges on borrowings	(19)	(57)	-	(76)
Advisory services income	-	-	45	45
Other income	33	-	-	33
Administrative expenses	(229)	(3)	(13)	(245)
Advisory services expenses	-	-	(54)	(54)
Expense from pension and other postretirement benefit plans	(35)	(2)	(9)	(46)
Other expenses	(7)	-	-	(7)
Foreign currency transaction gains (losses) on non-trading activities	(9)	52	-	43
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**182**	**(2)**	**(31)**	**149**
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	(117)	115	-	(2)
Net income (loss)	**65**	**113**	**(31)**	**147**
Less: Net losses attributable to non-controlling interests	2	-	-	2
Net income (loss) attributable to IFC	**$ 67**	**$ 113**	**$ (31)**	**$ 149**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING (Continued)

	Three months ended September 30, 2014			
	Investment services	Treasury services	Advisory services	Total
Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives	$ 334	$ -	$ -	$ 334
Provision for losses on loans, guarantees and other receivables	(19)	-	-	(19)
Income from equity investments and associated derivatives	328	-	-	328
Income from debt securities and realized gains and losses on debt securities and associated derivatives	41	-	-	41
Income from liquid asset trading activities	-	97	-	97
Charges on borrowings	(29)	(26)	-	(55)
Advisory services income	-	-	50	50
Other income	48	-	-	48
Administrative expenses	(208)	(4)	(10)	(222)
Advisory services expenses	-	-	(62)	(62)
Expense from pension and other postretirement benefit plans	(35)	(2)	(12)	(49)
Other expenses	(8)	-	-	(8)
Foreign currency transaction gains (losses) on non-trading activities	(13)	42	-	29
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**439**	**107**	**(34)**	**512**
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	(14)	(71)	-	(85)
Net income (loss)	**425**	**36**	**(34)**	**427**
Less: Net losses attributable to non-controlling interests	10	-	-	10
Net income (loss) attributable to IFC	**$ 435**	**$ 36**	**$ (34)**	**$ 437**

NOTE M – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified investments in 208 VIEs (43 of which are identified as such due to the adoption of ASU 2015-02) which are not consolidated by IFC but in which it is deemed to hold significant variable interests at September 30, 2015 (163 investments - June 30, 2015).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $29,081 million at September 30, 2015 ($26,173 million - June 30, 2015). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5,528 million at September 30, 2015 ($4,096 million - June 30, 2015).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at September 30, 2015 and June 30, 2015 is as follows (US$ millions):

	September 30, 2015					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 161	$ 13	$ -	$ -	$ -	$ 174
Europe, Middle East and North Africa	335	61	-	-	-	396
Sub-Saharan Africa, Latin America and Caribbean	257	117	-	-	1	375
Other	-	30	-	-	-	30
Total manufacturing, agribusiness and services	753	221	-	-	1	975
Financial markets						
Asia	166	14	-	-	10	190
Europe, Middle East and North Africa	22	12	207	4	-	245
Sub-Saharan Africa, Latin America and Caribbean	34	19	100	-	-	153
Other	2	92	218	-	9	321
Total financial markets	224	137	525	4	19	909
Infrastructure and natural resources						
Asia	575	177	2	-	-	754
Europe, Middle East and North Africa	468	66	2	-	17	553
Sub-Saharan Africa, Latin America and Caribbean	1,090	286	15	4	52	1,447
Other	150	1	-	-	-	151
Total infrastructure and natural resources	2,283	530	19	4	69	2,905
Telecom, media & technology, and venture investing						
Asia	2	302	5	-	-	309
Europe, Middle East and North Africa	-	117	7	-	-	124
Sub-Saharan Africa, Latin America and Caribbean	39	229	10	-	1	279
Other	1	26	-	-	-	27
Total telecom, media & technology, and venture investing	42	674	22	-	1	739
Maximum exposure to VIEs	**$ 3,302**	**$ 1,562**	**$ 566**	**$ 8**	**$ 90**	**$ 5,528**
of which:						
Carrying value	2,931	913	532	8	60	4,444
Committed but not disbursed	371	649	34	-	30	1,084

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2015					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 164	$ 13	$ -	$ -	$ -	$ 177
Europe, Middle East and North Africa	328	37	-	-	-	365
Sub-Saharan Africa, Latin America and Caribbean	181	97	-	-	1	279
Total manufacturing, agribusiness and services	673	147	-	-	1	821
Financial markets						
Asia	167	-	-	-	10	177
Europe, Middle East and North Africa	23	13	118	2	-	156
Sub-Saharan Africa, Latin America and Caribbean	6	1	124	-	-	131
Other	3	-	218	-	9	230
Total financial markets	199	14	460	2	19	694
Infrastructure and natural resources						
Asia	450	57	2	-	-	509
Europe, Middle East and North Africa	439	31	51	-	19	540
Sub-Saharan Africa, Latin America and Caribbean	1,059	25	1	4	44	1,133
Other	-	1	-	-	-	1
Total infrastructure and natural resources	1,948	114	54	4	63	2,183
Telecom, media & technology, and venture investing						
Asia	2	71	13	-	-	86
Europe, Middle East and North Africa	-	25	17	-	-	42
Sub-Saharan Africa, Latin America and Caribbean	44	99	9	-	1	153
Other	-	109	8	-	-	117
Total telecom, media & technology, and venture investing	46	304	47	-	1	398
Maximum exposure to VIEs	**$ 2,866**	**$ 579**	**$ 561**	**$ 6**	**$ 84**	**$ 4,096**
of which:						
Carrying value	2,553	368	507	6	54	3,488
Committed but not disbursed	313	211	54	0	30	608

NOTE N – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients. Since July 1, 2014, IFC advisory services to governments on investment climate and financial sector development have been delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other donors and IFC's operations via retained earnings and operating budget allocations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds. Donor funds are restricted for purposes specified in agreements with the donors.

Donor funds under administration and IFC's funding can be comingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC's other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.

As of September 30, 2015, other assets include undisbursed donor funds of $477 million ($467 million - June 30, 2015) and IFC's advisory services funding of $197 million ($165 million - June 30, 2015). Included in other liabilities as of September 30, 2015 is $477 million ($467 million - June 30, 2015) of refundable undisbursed donor funds.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three months ended September 30, 2015 and 2014 (US$ millions):

	Three months ended September 30,							
	2015				2014			
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost								
Service cost	$ 34	$ 8	$ 6	$ 48	$ 35	$ 9	$ 5	$ 49
Interest cost	34	6	3	43	32	6	4	42
Expected return on plan assets	(47)	(7)	-	(54)	(47)	(7)	-	(54)
Amortization of prior service cost	*	1	1	2	1	1	*	2
Amortization of unrecognized net loss	4	-	3	7	5	2	3	10
Net periodic pension cost	**$ 25**	**$ 8**	**$ 13**	**$ 46**	**$ 26**	**$ 11**	**$ 12**	**$ 49**

*Less than $0.5 million

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC's derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged that are subject to enforceable counterparty credit support and netting agreements described below (US$ millions). Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

	September 30, 2015			
Assets	Gross amount of assets presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral received	
Derivative assets	$ 4,227*	$ 2,321	$ 939***	$ 967
Total assets	**$ 4,227**	**$ 2,321**	**$ 939**	**$ 967**

	September 30, 2015			
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Cash Collateral pledged	
Derivative liabilities	$ 5,324**	$ 2,321	$ 561	$ 2,442
Repurchase and securities lending agreements	3,080	3,080	-	-
Total liabilities	**$ 8,404**	**$ 5,401**	**$ 561**	**$ 2,442**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (Continued)

	June 30, 2015			
Assets	Gross amount of assets presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral received	
Derivative assets	$ 3,626*	$ 1,759	$ 966***	$ 901
Resale agreements	68	67	-	1
Total assets	**$ 3,694**	**$ 1,826**	**$ 966**	**$ 902**

	June 30, 2015			
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral pledged	
Derivative liabilities	$ 4,398**	$ 1,759	$ -	$ 2,639
Repurchase and securities lending agreements	4,458	4,418	-	40
Total liabilities	**$ 8,856**	**$ 6,177**	**$ -**	**$ 2,679**

* Includes accrued income of $355 million and $371 million as of September 30, 2015 and June 30, 2015 respectively.
** Includes accrued charges of $185 million and $173 million as of September 30, 2015 and June 30, 2015 respectively.
*** Includes cash collateral of $255 million and $216 million as of September 30, 2015 and June 30, 2015 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

IFC's derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association ("ISDA" Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

IFC's ISDA Agreements are appended by a Credit Support Annex ("CSA") that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC's balance sheet. As of September 30, 2015, $607 million of cash collateral was posted under CSAs ($0 June 30, 2015). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of September 30, 2015, IFC had $277 million ($237 million at June 30, 2015) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs of September 30, 2015, all of which may be rehypothecated, was $689 million ($756 million - June 30, 2015). As of September 30, 2015, $170 million of such collateral was rehypothecated under securities lending agreements ($210 million - June 30, 2015).

Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At September 30, 2015, trading securities with a carrying amount (fair value) of $174 million ($171 million - June 30, 2015) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $1,424 million ($1,343 million - June 30, 2015).

Under certain CSA's IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $2,090 million at September 30, 2015 ($1,862 million at June 30, 2015). At September 30, 2015, IFC had no collateral posted under these agreements. If IFC's credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $1,317 million would be required to be posted against net liability positions with counterparties at September 30, 2015 ($1,097 million at June 30, 2015).

IFC's resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of September 30, 2015 was $0 ($68 million - June 30, 2015).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (Continued)

The following table presents an analysis of IFC's repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of September 30, 2015 and June 30, 2015 (US$ millions):

	Remaining Contractual Maturity of the Agreements, as of September 30 2015				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements					
U.S. Treasury securities	$ 2,780	$ -	$ -	$ 127	$ 2,907
Agency securities	-	-	-	-	-
Municipal securities and other	-	-	-	-	-
Total Repurchase agreements	2,780	-	-	127	2,907
Securities lending transactions					
U.S. Treasury securities	$ 173	$ -	$ -	$ -	$ 173
Agency securities	-	-	-	-	-
Covered Bonds and other	-	-	-	-	-
Total Securities lending transactions	173	-	-	-	173
Total Repurchase agreements and Securities lending transactions	**$ 2,953**	**$ -**	**$ -**	**$ 127**	**$ 3,080**

As of September 30, 2015, IFC has no repurchase-to-maturity transactions outstanding.

	Remaining Contractual Maturity of the Agreements, as of June 30 2015				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements					
U.S. Treasury securities	$ 8	$ 3,409	$ 11	$ -	$ 3,428
Agency securities	-	70	95	64	229
Municipal securities and other	18	394	141	-	553
Total Repurchase agreements	26	3,873	247	64	4,210
Securities lending transactions					
U.S. Treasury securities	$ 209	$ -	$ -	$ -	$ 209
Agency securities	-	-	-	-	-
Covered Bonds and other	-	-	-	-	-
Total Securities lending transactions	209	-	-	-	209
Total Repurchase agreements and Securities lending transactions	**$ 235**	**$ 3,873**	**$ 247**	**$ 64**	**$ 4,419**

As of June 30, 2015, IFC has no repurchase-to-maturity transactions outstanding.

NOTE Q – RELATED PARTY TRANSACTION

During the three months ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC's consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.

NOTE R – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.



Independent Auditors' Report

KPMG LLP
Suite 12000
1801 K Street, NW Washington, DC 20006

President and Board of Directors International Finance Corporation:

Report on the Financial Statements

We have reviewed the condensed consolidated financial statements of International Finance Corporation (IFC), which comprise the condensed consolidated balance sheet as of September 30, 2015, the related condensed consolidated statements of income and comprehensive income for the three-month periods ended September 30, 2105 and 2014 and the related condensed consolidated statements of changes in capital and cash flows for the three-month periods ended September 30, 2015 and 2014.

Management's Responsibility

IFC's management is responsible for the preparation and fair presentation of the condensed consolidated financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors' Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2015

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of June 30, 2015, and the related consolidated statements of income, comprehensive income, changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated August 6, 2015. In our opinion, the accompanying condensed balance sheet of IFC as of June 30, 2015, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG LLP

November 11, 2015

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2015
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
16_13XXXXX	AUD	50,000,000	36,280,000	4.00	07/31/15
16_17XXXXX	AUD	300,000,000	220,860,000	2.70	08/05/15
16_44XXXXX	AUD	25,000,000	17,373,750	4.00	09/24/15
	Sum Of Notional	**375,000,000**	**274,513,750**		
15_189XXXX	BRL	24,500,000	7,354,597	9.75	07/30/15
15_190XXXX	BRL	40,000,000	12,884,522	0.50	07/01/15
15_192XXXX	BRL	100,000,000	32,211,306	10.00	07/01/15
16_06XXXXX	BRL	100,000,000	31,843,077	10.00	07/15/15
16_16XXXXX	BRL	75,000,000	21,780,166	10.00	08/04/15
16_33XXXXX	BRL	3,500,000	837,481	9.00	09/24/15
16_35XXXXX	BRL	100,000,000	27,025,931	-	09/02/15
	Sum Of Notional	**443,000,000**	**133,937,080**		
16_02XXXXX	CNY	110,000,000	17,714,079	2.00	07/20/15
16_09XXXXX	CNY	364,000,000	58,619,385	2.00	07/21/15
16_12XXXXX	CNY	300,000,000	48,316,959	-	07/29/15
16_15XXXXX	CNY	300,000,000	48,311,124	2.00	07/31/15
16_22XXXXX	CNY	500,000,000	78,139,041	-	08/13/15
16_26XXXXX	CNY	300,000,000	46,920,454	2.00	08/18/15
16_34XXXXX	CNY	200,000,000	31,196,381	2.00	08/26/15
	Sum Of Notional	**2,074,000,000**	**329,217,423**		
16_37XXXXX	COP	19,000,000,000	6,379,440	5.27	09/18/15
	Sum Of Notional	**19,000,000,000**	**6,379,440**		
16_42XXXXX	CRC	1,500,000,000	2,817,540	6.75	09/25/15
	Sum Of Notional	**1,500,000,000**	**2,817,540**		
15_193XXXX	EUR	100,000,000	110,220,000	0.10	07/14/15
	Sum Of Notional	**100,000,000**	**110,220,000**		
16_10XXXXX	INR	2,000,000,000	31,461,380	7.80	07/21/15
16_11XXXXX	INR	2,000,000,000	31,461,380	6.45	07/21/15
16_522XXXX	INR	3,150,000,000	49,326,638	6.45	08/10/15
	Sum Of Notional	**7,150,000,000**	**112,249,398**		
15_184XXXX	JPY	1,234,000,000	10,006,893	6.25	07/27/15
16_01XXXXX	JPY	1,490,000,000	11,984,236	6.06	07/30/15
16_19XXXXX	JPY	1,590,000,000	13,158,439	6.10	08/28/15
16_28XXXXX	JPY	350,000,000	2,913,025	10.00	08/25/15
16_38XXXXX	JPY	890,000,000	7,421,305	6.02	09/29/15
	Sum Of Notional	**5,554,000,000**	**45,483,898**		
16_23XXXXX	NGN	2,000,000,000	10,075,560	21.00	08/17/15
16_29XXXXX	NGN	800,000,000	4,020,104	29.75	08/21/15
	Sum Of Notional	**2,800,000,000**	**14,095,664**		
15_186XXXX	NZD	200,000,000	135,560,000	3.63	07/01/15
	Sum Of Notional	**200,000,000**	**135,560,000**		
16_18XXXXX	RUB	300,000,000	4,664,542	8.00	08/06/15
	Sum Of Notional	**300,000,000**	**4,664,542**		
15_183XXXX	TRY	6,700,000	2,406,263	8.00	07/30/15
16_20XXXXX	TRY	30,000,000	10,768,126	-	08/13/15
16_24XXXXX	TRY	2,800,000	925,819	8.90	09/17/15
16_25XXXXX	TRY	6,700,000	2,193,772	8.10	09/28/15
16_27XXXXX	TRY	200,000,000	67,238,191	-	08/20/15
16_39XXXXX	TRY	160,000,000	52,903,930	-	09/17/15
	Sum Of Notional	**406,200,000**	**136,436,101**		
15_194XXXX	USD	150,000,000	150,000,000	1.82	07/15/15
16_04XXXXX	USD	6,000,000	6,000,000	-	07/20/15
16_05XXXXX	USD	2,250,000,000	2,250,000,000	1.63	07/16/15
16_07XXXXX	USD	18,000,000	18,000,000	1.00	08/13/15
16_08XXXXX	USD	900,000	900,000	1.00	07/17/15
16_21XXXXX	USD	100,000,000	100,000,000	1.21	08/17/15
16_31XXXXX	USD	100,000,000	100,000,000	1.23	09/01/15
16_32XXXXX	USD	500,000,000	500,000,000	0.20	08/24/15
16_36XXXXX	USD	100,000,000	100,000,000	1.65	09/15/15
16_40XXXXX	USD	100,000,000	100,000,000	0.44	09/15/15
16_41XXXXX	USD	300,000,000	300,000,000	0.35	09/21/15
16_43XXXXX	USD	1,166,000	1,166,000	1.00	09/18/15
16_47XXXXX	USD	400,000,000	400,000,000	0.35	09/29/15
	Sum Of Notional	**4,026,066,000**	**4,026,066,000**		
16_03XXXXX	ZAR	200,000,000	16,092,694	-	07/23/15
16_14XXXXX	ZAR	100,000,000	7,639,274	6.27	08/27/15
16_30XXXXX	ZAR	500,000,000	38,528,520	-	08/20/15
	Sum Of Notional	**800,000,000**	**62,260,488**		

TOTAL NEW MARKET BORROWINGS **5,393,901,324**

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2015
Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
12_17XXXXX	AUD	7,240,000	5,056,054	3.69	09/29/15
14_65XXXXX	AUD	69,498,526	50,209,210	2.00	08/24/15
	Sum Of Notional	**76,738,526**	**55,265,264**		
11_87XXXXX	BRL	13,000,000	4,137,492	7.50	07/14/15
13_17XXXXX	BRL	23,800,000	6,816,945	4.85	08/20/15
14_103_B1X	BRL	150,000,000	39,383,517	10.50	09/15/15
14_75_B1XX	BRL	150,000,000	39,383,517	10.50	09/15/15
14_78_B1XX	BRL	50,000,000	13,127,839	10.50	09/15/15
15_23_B1XX	BRL	150,000,000	39,383,517	10.50	09/15/15
15_35_B1XX	BRL	75,000,000	19,691,758	10.50	09/15/15
15_43_B1XX	BRL	100,000,000	26,255,678	10.50	09/15/15
15_55_B1YY	BRL	75,000,000	19,691,758	10.50	09/15/15
15_65_B1XX	BRL	100,000,000	24,693,797	10.50	09/23/15
	Sum Of Notional	**886,800,000**	**232,565,818**		
15_10YYYYX	CAD	32,000,000	24,594,574	2.50	07/27/15
15_97XXXXX	CAD	84,730,000	64,401,627	3.55	08/20/15
	Sum Of Notional	**116,730,000**	**88,996,201**		
15_03_B1XX	EUR	150,000,000	165,292,500	0.41	07/15/15
15_05_B1XX	EUR	100,000,000	110,220,000	0.41	07/14/15
	Sum Of Notional	**250,000,000**	**275,512,500**		
02_44_B1XX	JPY	1,000,000,000	8,359,457	5.65	09/24/15
07_30_B1XX	JPY	5,150,000,000	41,654,871	6.92	07/29/15
11_26_B1XX	JPY	1,000,000,000	8,319,122	2.00	08/27/15
15_06_B1XX	JPY	1,000,000,000	8,029,226	3.05	08/16/15
	Sum Of Notional	**8,150,000,000**	**66,362,676**		
12_07XXXXX	NOK	1,000,000,000	122,763,404	3.25	07/29/15
15_11YYYYX	NOK	261,000,000	31,925,629	2.50	07/27/15
15_98XXXXX	NOK	554,906,000	67,095,425	6.43	08/20/15
	Sum Of Notional	**1,815,906,000**	**221,784,458**		
14_59_B1XX	NZD	9,000,000	5,696,550	4.24	09/25/15
	Sum Of Notional	**9,000,000**	**5,696,550**		
11_09XXXXX	TRY	170,000,000	61,164,280	0.50	08/03/15
12_15XXXXX	TRY	160,920,000	52,908,974	4.92	09/29/15
12_58XXXXX	TRY	11,000,000	4,095,614	6.20	07/06/15
13_08XXXXX	TRY	7,540,000	2,550,658	5.00	08/24/15
13_16XXXXX	TRY	101,800,000	34,224,239	5.12	08/20/15
	Sum Of Notional	**451,260,000**	**154,943,765**		
02_42_B1XX	USD	15,905,837	15,905,837	10.02	09/10/15
04_33XXXXX	USD	150,000,000	150,000,000	1.00	08/20/15
13_12_B1XX	USD	88,667,975	88,667,975	3.61	08/20/15
13_24_B1XX	USD	77,412,879	77,412,879	3.71	09/24/15
13_28_B1XX	USD	10,000,000	10,000,000	1.10	09/28/15
14_10XXXXX	USD	500,000,000	500,000,000	0.19	08/27/15
14_17XXXXX	USD	250,000,000	250,000,000	0.19	08/27/15
14_71_B1XX	USD	12,320,000	12,320,000	1.13	09/15/15
15_04_B1XX	USD	150,000,000	150,000,000	1.00	07/15/15
15_125XXXX	USD	148,800,000	148,800,000	3.00	09/17/15
15_25XXXXX	USD	250,000,000	250,000,000	0.20	09/01/15
15_34_B1XX	USD	100,000,000	100,000,000	1.81	09/15/15
15_38_B1XX	USD	2,526,000	2,526,000	1.25	09/15/15
	Sum Of Notional	**1,755,632,692**	**1,755,632,691**		
TOTAL MATURED MARKET BORROWINGS			**2,856,759,923**		

Medium and Long-Term Matured IBRD and IDA Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	24,781,141	24,781,141	1.84	9/15/2015
	Sum Of Notional	**24,781,141**	**24,781,141**		
TOTAL MATURED IBRD AND IDA BORROWINGS			**24,781,141**		

Net Increase in Short-term Borrowings for the quarter ended September 30, 2015 **105,148,153**